Exhibit 99.1

RICHMONT MINES INC.

Notice of Annual and Special Meeting of Shareholders

and

Management Information Circular

April 2, 2015

These security holder materials are sent to registered and non-registered owners of shares. If you are a non-registered owner of shares, and have received these documents from the issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

RICHMONT MINES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the shareholders of Richmont Mines Inc. (the “Corporation”) will be held in La Galerie, at the Omni Mont-Royal Hotel, located at 1050 Sherbrooke Street West, in Montreal, Quebec, on Thursday, May 7, 2015 at 9:00 a.m. (EST) for the purposes of:

1°	receiving the annual report and the consolidated financial statements of the Corporation for the financial year ended December 31, 2014 and the auditors’ report thereon;

2°	electing the directors of the Corporation;

3°	appointing the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;

4°

to consider and, if deemed advisable, to pass a resolution (the “DSU Resolution”) approving and ratifying the Corporation’s Deferred Stock Units plan, all as more particularly described in the accompanying Management Information Circular of the Corporation;

5°

to consider and, if deemed advisable, approve an ordinary resolution approving the unallocated rights and entitlements under the Omnibus Long-Term Incentive Plan (as defined in the Circular that accompanies this Notice of Meeting) (the “Omnibus Long-Term Incentive Plan Resolution”);

6°	transacting such other business as may be properly brought before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on March 27, 2015 will receive a Notice of the Annual and Special Meeting of shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors

Montreal, Quebec	Mélissa Tardif
April 2, 2015	Secretary

IMPORTANT

As the objective is to have the greatest possible number of shares represented and voted at the Annual and Special Meeting, shareholders must vote their proxy by mail, fax, internet or telephone in order for it to be received by the deadline. Proxies must be received before 5:00 p.m. (EST) on May 5, 2015. Please refer to the enclosed Management Information Circular for additional details.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	INFORMATION REGARDING THE VOTING OF RICHMONT MINES SHARES

Registered Richmont Mines Shareholders

Mail:	Computershare Investor Services Inc., Attention of Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1; or

Fax:	Computershare Investor Services Inc.: 416 263-9524 or toll free 1 866 249-7775; or

Online:	Visit www.investorvote.com and enter your 15 digit control number located at the bottom left hand corner of your proxy; or

Phone:	Call 1 866 732-VOTE (8683) and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your proxy.

Canadian Non-Objecting Beneficial Richmont Mines Shareholders

Mail:	Computershare Investor Services Inc., Attention of Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1; or

Fax:	Computershare Investor Services Inc.: 416 263-9524 or toll free 1 866 249-7775; or

Online:	Visit www.investorvote.com and enter your 15 digit control number located at the bottom left hand corner of your proxy; or

Phone:	Call 1 866 734-VOTE (8683) and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your proxy.

Canadian Objecting Beneficial Richmont Mines Shareholders

Visit www.proxyvote.com or call 1 800 474-7493 and enter your 12 digit control number provided in the Voting Instruction Form.

U.S. Richmont Mines Shareholders

Visit www.proxyvote.com or call 1 800 454-8683 and enter your 12 digit control number provided in the Voting Instruction Form.

2.	SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the “Corporation” or “Richmont Mines”) for use at the Corporation’s Annual and Special Meeting of shareholders (the “Meeting”), scheduled to be held on May 7, 2015 at 9:00 a.m. EST at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice”), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 27, 2015. All amounts stated herein are in Canadian Dollars.

The Corporation will bear the cost of soliciting proxies. Proxies may be solicited by mail, and the directors, officers or regular employees of the Corporation may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Corporation reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Corporation will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

3.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors of the Corporation. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Corporation) other than the persons whose names appear as proxy in the proxy form, to represent him at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying proxy form, and clearly insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

4.	USE OF THE PROXIES

The persons named in the accompanying proxy form will ensure that the shares are voted in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, proxies will be voted FOR the matters identified as items 2, 3, 4, 5 and 6 of the attached notice of Meeting.

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may be properly brought before the Meeting. Should any amendment, change, or other matter be properly brought before the Meeting, the persons named in the enclosed proxy form will vote on such matter in accordance with their best judgment.

5.	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, no proposed nominee for election to the Board of Directors and no associate or affiliate of any such person has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

6.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Corporation have set the close of business on March 27, 2015, as the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting, and the date to vote thereat. All holders of at least one common share of the Corporation as of that date will have the right to vote at the Meeting.

Under the Corporation’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the shares issued by the Corporation and entitled to vote at the Meeting.

The election of the nominees for director positions, the appointment of the auditors and authorization to fix their remuneration, the approval and ratification of the Corporation’s Deferred Stock Units Plan and the approval of the Omnibus Long-Term Incentive Plan Resolution will each be determined by the majority of the votes cast at the meeting by proxy or in person.

As of March 27, 2015, 57,941,223 common shares of the Corporation were issued and outstanding, each giving the right to one vote at the Meeting.

7.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Corporation is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination, or at the date of the election or nomination of his successor, unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Corporation.

The following table presents information regarding each member of the Board of Directors of the Corporation.

Information on the Nominees for Election as Director

	Greg Chamandy	Age: 56	Not-Independent
	Montreal, Quebec	2014 Voting Results:	Director since
		98.06%	December 2009
Mr. Chamandy is the co-founder of Gildan Activewear Inc. He held the position of Chairman and Chief Executive Officer of Gildan from its inception in 1984, until retiring in 2004. During his tenure, Gildan grew from a simple textile manufacturer into a sophisticated vertically integrated apparel manufacturing giant, while its market capitalization grew from $30 million at the time of its initial public offering in 1998, to over $830 million in 2004. In 2004, after creating the proper structure to replace himself, he retired in order to pursue his other business interests. He subsequently became the Chairman and co-owner of Europe’s Best, North America’s largest selling brand of frozen fruit, which was sold to JM Smucker in 2008. He is currently also the Chairman of Oxbridge Group Inc. and Liquid Nutrition Inc., a rapidly growing Canadian smoothie and health bar chain.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2014
5,016,363 shares(1) 667,000 options 14,000 RSUs	Executive Chairman of the Board Member of Corporate Social Responsibility Committee		95%
Principal occupation	Other Public Board Directorships
Business executive	Liquid Nutrition Group Inc.
1)

Of this number, 961,805 common shares are held directly by Mr. Chamandy. The remaining 4,020,854 and 33,704 common shares are held by Oxbridge Group Inc., an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

	Elaine Ellingham	Age: 56	Independent
	Toronto, Ontario	2014 Voting Results:	Director since
		98.03%	February 2010
Ms. Ellingham is a professional geoscientist with over 25 years of experience in the mining industry. Ms. Ellingham acted as Richmont’s interim President and CEO from July 2014 to November 2014. She is President of Ellingham Consulting Ltd., a company providing geological and advisory services to international clients. She spent 8 years with the Toronto Stock Exchange, from 1997 to 2005, in a number of capacities including National Leader of Mining, and served on the TSX Stock Listings Committee. She was Senior Vice-President, Investor Relations for IAMGOLD Corporation and has a range of experience in mineral exploration, corporate development and investor relations for mining companies including Campbell Resources Inc., Rio Algom Exploration Inc. and St Joe Canada Inc.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2014
335,000 options 11,000 RSUs	Lead Director of the Board Chair of the Human Resources and Compensation Committee Member of the Audit Committee Member of the Corporate Governance and Nominating Committee Member of the Corporate Social Responsibility Committee		95%
Principal occupation	Other Public Board Directorships
Geologist, President of Ellingham Consulting Ltd.	Wallbridge Mining Company Ltd Aurania Resources Ltd.		Williams Creek Gold Limited

	Renaud Adams	Age: 45	Not Independent
	Oakville, Ontario		Director since
November 2014
Mr. Adams is the President and Chief Executive Officer (the “CEO”) of Richmont Mines. Mr. Adams has 20 years of mining experience, and served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, he served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. He holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2014
70,000 shares 800,000 options	Member of the Board		100%
Principal Occupation	Other Public Board Directorships
CEO of Richmont Mines Inc.	Klondex Mines Ltd.

	René Marion	Age: 52	Independent
	Toronto, Ontario	2014 Voting Results:	Director since
		98.23%	November 2013
Mr. Marion brings over 30 years of industry experience to Richmont Mines Board, including as past President and Chief Executive Officer of Aurico Gold from 2007 through 2012, and in a variety of roles with increasing responsibility at Barrick Gold Inc. from 1995 through 2007. He is currently the President and Chairman of RJLM Professional Engineers of Ontario, and the Ontario Society of Professional Engineers.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2014
50,000 shares 115,000 options 11,000 RSUs	Member of the Board Chair of the Corporate Governance and Nominating Committee Chair of the Corporate Social Responsibility Committee Member of the Human Resources and Compensation Committee Member of the Audit Committee		95%
Principal Occupation	Other Public Board Directorships
Mining Consultant	Guyana Goldfields Inc. Falco Resources Limited		Temex Resources Corp.

	Michael Pesner	Age: 72	Independent
	Montreal, Quebec	2014 Voting Results:	Director since
		97.27%	November 2010
Mr. Pesner is President of Hermitage Canada Finance Inc., a company that specializes in financial advisory and consulting services. Previously, he was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2014
16,000 shares 256,000 options 11,000 RSUs	Member of the Board Chair of the Audit Committee Member of the Human Resources and Compensation Committee Member of the Corporate Governance and Nominating Committee		100%
Principal Occupation	Other Public Board Directorships
CPA, CA, President of Hermitage Canada Finance Inc.	Alexandria Minerals Corp. Le Château Inc. Liquid Nutrition Group Inc. Quest Rare Minerals Ltd.		Canamex Resources Corp. Nutritional High International Inc. Wi2Wi2 Corporation

The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. However, in the event that any vacancies occur in the slate of nominees submitted herewith prior to the Meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Corporation, unless instructions have been given to abstain from voting with respect to the election of directors.

Majority Voting

The Board of Directors of the Corporation believes that each of its members should carry the confidence and support of the shareholders. To this end, the directors have unanimously adopted a majority voting policy. This policy requires any nominee for election to the Board of Directors for which the number of shares withheld was greater than the number of shares voted in favor of the nominee to submit his or her resignation promptly after the meeting to the Corporate Governance and Nominating Committee, other than in the context of a contested meeting. A “contested meeting” is defined as a meeting at which the number of directors nominated for election is greater than the number of Board seats available as fixed by the Corporation before the meeting.

The majority voting provisions require that the Board of Directors accept or refuse (but only in exceptional circumstances) a tendered resignation within 90 days of the relevant meeting. The Corporate Governance and Nominating Committee will make a recommendation to the Board of Directors after reviewing the matter and the Board’s decision to accept or reject the resignation will be publicly disclosed. The nominee will not participate in any committee or Board deliberations in considering the resignation. Promptly after the board’s decision, the Corporation will issue a news release communicating the directors’ decision and, if the directors refuse to accept the resignation, the news release will state the reasons. Future nominees for election to the Board of Directors will be asked to subscribe to this statement before their names are put forward.

8.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)

is, on the date of the Circular, or has been, within ten years prior to this date, a director, chief executive officer or chief financial officer of a corporation (including the Corporation in respect of which the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the corporation access to any exemption under securities legislation, issued:

(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

(b)

is, on the date of the Circular, or has been, within the last ten years prior to this date, a director or an executive officer of a corporation (including the Corporation in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Michael Pesner was a director of Prestige Telecom Inc. and he resigned from the Board of Directors on May 25, 2011. Subsequently, in November 2011, Prestige Telecom Inc. filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On March 29, 2012, Prestige Telecom Inc. received a final order from the Quebec Superior Court ratifying the proposal which had been approved at the meeting of its creditors which took place on March 6, 2012.

No nominee for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

9.	COMPENSATION OF DIRECTORS AND OFFICERS

Named Executive Officer of the Corporation

Renaud Adams	President and Chief Executive Officer
Mr. Adams is the President and Chief Executive Officer (the “CEO”) of Richmont Mines since November 17, 2014. Mr. Adams has 20 years of mining experience, and served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, he served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. He holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.

Nicole Veilleux	Vice-President, Finance
Ms. Veilleux has been with Richmont Mines for over 16 years, in positions of increasing responsibility. She is a Chartered Professional Accountant with over 25 years of experience in finance, including as an Auditor for KPMG LLP, and as a Financial Analyst for Norbord Industries Inc. and for le Fonds regional de solidarité de l’Abitibi-Témiscamingue. She joined Richmont Mines initially as Controller, was promoted to Financial Director in March 2006, and fulfilled the role of Chief Financial Officer from this date to November 30, 2012. On September 25, 2014, she was promoted to Vice-President, Finance.

Daniel Adam	Vice-President, Exploration
Mr. Adam obtained a Ph.D in Geology from the University of Nancy in France. He has more than 20 years of experience in production and geological exploration, which include numerous positions of varying responsibility at Selbaie Mines. He joined Richmont Mines in March 2008 as a Senior Exploration Geologist, and now holds the position of Vice-President, Exploration.

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2014

During the financial year ended December 31, 2014, the Named Executive Officers of the Corporation (identified in the table below (the “NEOs”)) were paid an aggregate remuneration of $4,287,925.

The following information sets forth the remuneration paid for the financial year ended December 31, 2014 by the Corporation and its subsidiaries to the Corporation’s NEOs who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. In March 2012, the Corporation offered an employment agreement to Mr. Daniel Adam, the Vice-President, Exploration, since he is considered to be key personnel. That agreement incorporates a retention payment provided certain conditions are met by the employee, most notably that the employee continues his employment with the Corporation until March 2017. That retention payment of $500,000 would be payable in 2017 either through the issuance of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the market value of the common shares at the time of payment. The Corporation offered the same employment agreement to Mr. Rosaire Émond, the Vice-President and Chief Operating Officer. His retention payment would have been $250,000 if he did not resign on March 6, 2015.

Summary Compensation Table of the Named Executive Officers

			Share-
Name and principal	Fiscal		based	Option-based	Non-equity incentive		All other	Total
position	year	Salary	awards	awards	plan compensation		compensation	compensation
		($)	($)(1)	($)(2)	($)		($)(3)	($)
					Annual	Long term
					incentive	incentive
					plans	plans
					(Bonus)
H. Greg Chamandy Director and Executive Chairman of the Board	2014	270,000	52,220	259,000	-	n/a	2,720	583,940
	2013	270,000	-	100,160	-		-	370,160
	2012	270,000	-	1,211,056	-		-	1,481,056
Renaud Adams(4) President and Chief Executive Officer	2014	33,080	-	990,560	-	n/a	2,035	1,025,675
Nicole Veilleux(5) Vice-President, Finance	2014	180,230	31,705	156,280	55,000	n/a	17,980	441,195
	2013	180,000	-	25,000	35,000		17,980	257,980
	2012	165,000	-	25,000	36,000		16,840	242,840
Daniel Adam Vice-President, Exploration	2014	185,380	26,110	83,630	41,250	n/a	14,490	350,860
	2013	181,700	-	25,000	20,000		13,260	239,960
Rosaire Émond(6) Vice-President and Chief Operating Officer	2014	235,970	26,110	137,250	118,800	n/a	27,220	543,350
Paul Carmel(7) Former President and Chief Executive Officer	2014	182,550	-	-	150,000	n/a	623,075	955,625
	2013	300,000	-	100,000	195,000		26,200	621,200
	2012	182,000	-	1,000,000	184,000		18,250	1,384,250
Pierre Rougeau(8) Former Executive Vice-President and Chief Financial Officer	2014	191,085	-	-	117,000	n/a	79,195	387,280
	2013	240,000	-	28,000	78,000		23,916	369,916
	2012	20,000	-	183,490	-		460	203,950

Notes:

1)	The valuation of the awards of RSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $3.73 on December 9, 2014, the day prior to the date of the award.
2)

On December 10, 2014, the Corporation granted 125,000 options to Greg Chamandy and 25,000 options on October 16, 2014 and 800,000 options to Renaud Adams granted on October 16, 2014, remitted on November 17, 2014, 85,400 options to Nicole Veilleux and 45,700 options to Daniel Adam on December 10, 2014 and 75,000 options to Rosaire Emond.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black Scholes model or is based on the value of the services rendered, in accordance with International Financial Reporting Standards. The value determined under Black Scholes corresponds to the fair accounting value established according to the following assumptions:

	2014	2013	2012
Risk-free rate:	1.4%	1.5%	1.6%
Expected option life:	3.9 years	3.8 years	3.8 years
Volatility:	63%	56%	62%
Expected dividends yield:	0%	0%	0%

3)	The heading “All Other Compensation” includes:
a)

the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan. Please see the section entitled “Other Compensation” on page 17.

b)	the amount that was paid to each of the senior management for health and life insurance fees, car allowance, parking allowance, professional fees and other fees.
c)	any amount that was paid as termination benefits for Paul Carmel and Pierre Rougeau in 2014.
d)

Please note that the amount of taxable benefit, associated with the exercising of options, is now presented in the section Aggregated Option Exercised by Named Executive Officers during the Financial Year Ended December 31, 2014 and Financial Year-End Option Values.

4)	On November 17, 2014, Mr. Adams was appointed President and CEO.
5)	On September 25, 2014, Ms. Veilleux was appointed Vice-President, Finance.
6)	On January 13, 2014, Mr. Émond was appointed Vice-President and Chief Operating Officer and he resigned on March 6, 2015.
7)	Mr. Carmel was relieved of his duties on July 2, 2014. The amount presented for 2014 represents the amounts earned between January 1st, 2014 and July 2, 2014.
8)

On September 25, 2014, Mr. Rougeau resigned from his position as Executive Vice-President and Chief Financial Officer. The amount presented for 2014 represents the amounts earned between January 1st, 2014 and September 25, 2014.

Compensation Discussion and Analysis of the Named Executive Officers for the Financial Year Ended December 31, 2014

The compensation package for directors and senior management of the Corporation has been designed to offer these individuals a competitive total compensation level based on the industry comparables, that is in accordance with market conditions, good governance practices, and that will help the Corporation recruit and retain the best candidates. It has also been designed to align the Corporation’s long-term corporate strategy, values and director interests with those of the shareholders:

  Significant amount of the executive and NEOs total compensation is performance-based and “at risk”;

  Cash and equity incentive awards are earned, not guaranteed;

  STIP payouts and LTIP grants are capped to avoid excessive or extreme compensation awards;

  Performance objectives and related compensation for achievement are set to motivate and reward for high performance within the risk profile of the Corporation;

  The Board and Human Resources & Compensation Committee (“HRCC”) has discretion to adjust compensation awards where appropriate;

  Compensation-related risks are regularly reviewed and monitored;

  Performance targets are structured to minimize the impact of changes in the price of gold;

  Existence of an incentive compensation recoupment policy;

  Minimum share ownership requirements for senior executives and directors; and

  The HRCC retains when necessary, an independent advisor.

The cost-effective development of our mining assets has always been at the heart of Richmont Mines’ strategy since beginning commercial production in 1991, and remains central to the Corporation’s vision. Richmont Mines is committed to generating positive cash flows and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand its pipeline of projects, grow its reserve base and increase its future production profile. The values of the Corporation are honesty, transparency, ethics and family.

The Human Resources and Compensation Committee endeavours to ensure that the Corporation’s compensation policies attract and retain highly qualified and experienced executive officers while compensating them according to their personal performance and the overall performance of the Corporation.

The Human Resources and Compensation Committee makes recommendations to the Board of Directors with regard to the following elements that form the compensation of each of the NEOs of the Corporation:

  base salary;

  annual cash bonus;

  share options; and

  restricted share units.

The Human Resources and Compensation Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation’s compensation is reasonable. When making compensation decisions, the Human Resources and Compensation Committee may target at or near median levels of the comparator group when setting compensation levels.

The comparator group is gold mining specific and is comprised of companies that are similar to the Corporation in terms of scope and complexity and is what the Human Resources and Compensation Committee believes represents the market for executive talent.

The following table sets out the comparator group for the year ended December 31, 2014. The criteria for choosing the comparator group was as follows:

(i)	Companies operating in the gold sector, based in Canada, and with operations primarily in Canada.

(ii)	Companies of comparable complexity and size, as measured in terms of market capitalization.

(iii)	Companies that are either in the exploration stage only or are also in production with a comparable number of producing properties.

Comparator Group
Lake Shore Gold Corp.	Kirkland Lake Gold Inc.

Wesdome Gold Mines Ltd	Guyana Goldfields Inc.

Timmins Gold Corp.	Claude Ressources Inc.

St-Andrew Goldfields Ltd.	Klondex Mines Ltd.

Primero Mining Corp.	Torex Gold Resources Inc.

Aurico Gold

External Remuneration Consultant

During the fiscal year ended December 31, 2014, the Board of Directors used an independent consulting firm, Spencer Stuart to recruit the President and CEO.

The following table sets forth the fees paid to Spencer Stuart for their mandate regarding the recruitment of the President and CEO.

	2014	2013
	($)	($)

All other fees paid	126,900	n/a

No other fees were paid by the Corporation to Spencer Stuart in 2013.

The Human Resources and Compensation Committee pre-approved Spencer Stuart mandate. The Board of Directors also approved those fees.

During the fiscal year ended December 31, 2013, the Human Resources and Compensation Committee used an independent consulting firm, PCI Perrault Consulting to determine the Board compensation including the long term incentives. Based on PCI Perrault Consulting findings, the Human Resources and Compensation Committee provided recommendations to the Board of Directors regarding the Board compensation including the long term incentives.

The Human Resources and Compensation Committee pre-approved all PCI Perrault Consulting, material executive compensation-related fees. The Board of Directors also approved those fees.

The following table sets forth the fees paid to PCI Perrault Consulting for their mandate regarding the determination of the Board compensation including the long term incentives.

	2014	2013
	($)	($)

All other fees paid	n/a	18,000

During the fiscal year ended December 31, 2014, no fees were paid by the Corporation to determine the Board compensation.

Base salary

The base salaries of NEOs are reviewed every year by taking into consideration the competitive market information, the level of responsibility specific to the position, the experience, the complexity of work performed, the time commitment and performance of each of the NEOs as well as the overall financial performance of the Corporation. The base salary is compensation for the contributions of executives in their role of defining and executing the strategic objectives of the Corporation.

Share-based Awards

The Corporation has granted Restricted Share Units to its directors, executives, managers and employees under the Omnibus Long-Term Incentive Plan (as more fully described hereinafter).

RSUs Awarded to Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2014

			Market or Payout
	Securities Under	Total RSUs	Value of RSUs
Name and Principal	RSUs Awarded	Awarded in	Awards that have	Expiration
Position	that have not	Financial Year(1)	not Vested(2)	Date
	Vested (#)	(%)	($)
H. Greg Chamandy Director and Executive Chairman of the Board	14,000	7.49	51,660	Dec. 10, 2017
Nicole Veilleux Vice-President, Finance	8,500	4.55	31,365	Dec. 10, 2017
Daniel Adam Vice-President, Exploration	7,000	3.75	25,830	Dec. 10, 2017
Rosaire Émond[3] Vice-President and Chief Operating Officer	7,000	3.75	25,830	Dec. 10, 2017
Notes:
1)	In 2014, a total of 186,900 RSUs were awarded.
2)	Based on a closing price of the Corporation’s shares on the TSX of $3.69 on December 31, 2014.
3)	Mr. Émond resigned on March 6, 2015.

Cash Bonuses

The opportunity to earn an annual cash bonus represents a short term incentive to the eligible NEOs of the Corporation and aims to encourage each NEOs to attain performance objectives. Awards are based upon an NEO’s individual targets and attainment of annual Corporate and personal performance goals. The Executive Chairman establishes performance goals for the President and CEO with the help of the Human Resources and Compensation Committee. Bonus objectives of other eligible NEOs are determined mutually between the executives and their immediate superiors, and are reviewed by the HRCC.

In determining the annual cash bonus, the members of the Human Resources and Compensation Committee focused on the performance and productivity level of each individual NEO combined with the operational and financial performance of the Corporation. The CEO and the Human Resources and Compensation Committee may, however, exercise discretion to award annual performance based cash incentives if goals have not been met due to unexpected circumstances. For the fiscal year ended December 31, 2014, the Human Resources and Compensation Committee awarded annual cash bonuses to each NEO as set out in the table in the Annual Performance Based Cash Incentives Awarded section below.

Target Levels

The target levels, which apply to the respective eligible NEO’s base salary, based on the seniority of the officer’s position, and his or her industry experience and recognition, are set out below:

Name Executive		Target Level as a % of Base
Officer	Position	Salary
Nicole Veilleux	Vice-President, Finance	30%
Daniel Adam	Vice-President, Exploration	25%
Rosaire Émond	Vice-President and Chief Operating Officer	50%
Paul Carmel	Former President and Chief Executive Officer	n/a
Pierre Rougeau	Former Executive Vice-President and Chief Financial Officer	n/a

The Executive Chairman did not receive a cash bonus for 2014.

Mr. Renaud Adams, the Corporation’s current President and CEO was appointed November 17, 2014, and his target level has not been evaluated in 2014, as result, no cash bonus was awarded for 2014. Any bonus assessed and awarded to Mr. Adams for the fiscal year 2015 will be prorated over 14 months to include the last 2 months of 2014.

Mr. Paul Carmel and Mr. Rougeau both ended their employment at the Corporation in 2014. Both Mr. Carmel and Mr. Rougeau were paid severance packages, which included discretionary bonuses. Mr. Rosaire Émond resigned effective March 6, 2015.

For Mr. Rosaire Émond, the annual performance based cash incentive was determined as follows: 80% of the target level as a percentage of base salary, multiplied by the Corporation’s achievement factor; plus 20% of the target level as a percentage of base salary multiplied by the personal achievement factor. For Ms. Veilleux and Mr. Adam, the annual performance based cash incentive is determined as follows: 60% of the target level as a percentage of base salary, multiplied by the Corporation’s achievement factor; plus 40% of the target level as a percentage of base salary multiplied by the personal achievement factor.

Corporate Achievement Factor

The Corporate achievement factor is based upon the following metrics and weightings:

Performance Metric	Weighting
Production and Cash Costs	50%
Reserve Replacement	30%
Safety Performance	20%

For each metric part of the Corporate Achievement a factor of 0 to 1.5 was applied. Attaining budget would result in an achievement factor of 1.0, results approximately 10% below budget would result in an achievement factor of 0.5, and performance significantly better than budget would results in an achievement factor of 1.5.

Overall, the Corporation achieved its budget of ounces and cash costs and a factor of 1.0 was applied. In regards to reserves, the Corporation was successful in replacing its overall reserve base, which resulted in an achievement factor of 1.0 being applied. Finally, a 1.0 achievement factor was similarly applied in regards to the safety performance metric in 2014, as an excellent record of safety was maintained.

NEO Achievement Factors

Generally, each eligible NEO’s personal achievement factor is based upon their attainment of personal goals approved by the Board of Directors upon the recommendation of the Human Resources and Compensation Committee. Where personal contributions are significant, or where otherwise appropriate in the circumstances, the Human Resources and Compensation Committee has discretion to increase or decrease certain factors, or to award a set amount. For 2014, the Human Resources and Compensation Committee determined the eligible NEOs achievement factors considering recommendations from the CEO.

Mr. Chamandy did not receive a cash bonus and his personal performance assessment was not calculated.

Mr. Renaud Adams, the Corporation’s current President and CEO was appointed November 17, 2014, and his achievement factors were not evaluated in 2014. It will be done in 2015. Any bonus assessed and awarded to Mr. Adams for the fiscal year 2015 will be prorated over 14 months to include the last 2 months of 2014.

Ms. Nicole Veilleux’s personal goals included matters relating to management of the Corporation’s capital resources, tax strategies, financial planning, internal controls, and leadership of the Corporation’s financial administration. For 2014, Ms. Veilleux’s personal achievement factor was assessed at 1.0.

Mr. Adam’s personal goals focused on Reserve and Resource replacement, project evaluation, the strategic growth of the Corporation’s Island Gold Mine, and leadership of the Corporation’s exploration and geology administration. For 2014, Mr. Adam’s personal achievement factor was assessed at 0.75.

Mr. Émond’s personal goals related to operating results. Specifically, safety, production, cost levels, productivity, mine life extension and Reserve replacement to support longer term value creation. Mr. Émond’s personal achievement factor was assessed at 0.95.

Annual Performance Based Cash Incentives Awarded

Annual performance based cash incentives for the fiscal year ended December 31, 2014 were determined in December 2014, and awarded in January 2015 on the basis described above. The annual performance based cash incentive amounts, as detailed in the following table, will be reported as income for the year 2015 by the respective eligible NEO.

Annual Performance Based

Name Executive Officer	Cash Incentive Amount Paid	% of Base Salary
Nicole Veilleux	$55,000	30.6%
Daniel Adam	$41,250	22.3%
Rosaire Émond	$118,800	49.5%
Paul Carmel	$150,000	50%
Pierre Rougeau	$117,000	48.8%

Omnibus Long-Term Incentive Plan Compensation

The Corporation has in place the Omnibus Long-Term Incentive Plan. The Omnibus Long-Term Incentive Plan is intended to provide a long-term incentive to directors, officers, senior executives and other employees of the Corporation, consultants and service providers providing ongoing services to the Corporation to continue their services for the Corporation and to encourage retention of such persons whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success.

The Omnibus Long-Term Incentive Plan permits the granting of options, restricted share units (RSUs), share appreciation rights (SARs) and retention awards (retention awards together with the options, the RSUs and the SARs are collectively referred to the "Awards") to eligible participants of the Corporation. The Omnibus Long-Term Incentive Plan is administered by the Board of Directors.

For the fiscal year 2014, the number of options to be granted was based on the relative contribution and involvement of the individual in question as well as taking into consideration their future potential contribution and previous long-term incentive grants. Mr. Renaud Adams joined as President and CEO on November 2014 and that he received an initial grant of 800,000 options.

Other remuneration

For the fiscal year 2014, the Vice-President and Chief Operating Officer, the Vice-President, Exploration and the Vice-President, Finance also received an amount equivalent to 5% of their base salaries, which was deposited into a corporation’s pension plan.

Similarly, the CEO, the former President and Chief Executive Officer (Mr. Carmel) and the former Executive Vice-President and Chief Financial Officer (Mr. Rougeau), received the equivalent of 5% of their base salaries in cash, a sum that the individuals may use at their discretion.

Options Grants to Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2014

				Market Value of
				Securities
		Total Options		Underlying Options
Name and Principal	Securities	Granted in		on the Date of	Expiration
Position	Under Options	Financial Year(1)	Exercise Price	Grant(2)	Date
	Granted (#)	(%)	($/Security)	($/Security)
H. Greg Chamandy Director and Executive Chairman of the Board	25,000 125,000	1.49 7.44	2.55 3.73	2.55 3.73	Oct. 15, 2019 Dec. 9, 2019
Renaud Adams(3) President and Chief Executive Officer	800,000	47.64	2.46	2.55	Oct.15, 2019
Nicole Veilleux(4) Vice-President, Finance	85,400	5.09	3.73	3.73	Dec. 9, 2019
Daniel Adam Vice-President, Exploration	45,700	2.72	3.73	3.73	Dec. 9, 2019
Rosaire Émond(5) Vice-President and Chief Operating Officer	75,000	4.47	3.73	3.73	Dec. 9, 2019
Notes:
1)	In 2014, a total of 1,679,100 options were awarded.
2)	The market value corresponds to the closing price of the Corporation’s common shares on the TSX the day immediately prior to the date of grant.
3)	On November 17, 2014, Mr. Adams was appointed President and CEO.
4)	On September 25, 2014, Ms. Veilleux was appointed Vice-President, Finance.
5)	On January 13, 2014, Mr. Émond was appointed Vice-President and Chief Operating Officer and he resigned on March 6, 2015.

Outstanding Option-Based Awards to Named Executive Officers as at December 31, 2014

	Number of Securities			Value of
Name and Principal	Underlying	Option Exercise	Option Expiration	Unexercised in-the-
Position	Unexercised Options	Price(1)	Date	Money Options(2)
	(#)	($/Security)		($)
H. Greg Chamandy Director and Executive Chairman of the Board	30,000	4.19	Feb. 3, 2015	-
	352,000	6.57	May 9, 2018	-
	100,000	1.62	Aug. 7, 2018	207,000
	50,000	1.29	Nov. 11, 2018	120,000
	25,000	2.55	Oct. 15, 2019	28,500
	125,000	3.73	Dec. 9, 2019	-
Renaud Adams(3) President and Chief Executive Officer	800,000	2.46(4)	Oct. 15, 2019	984,000
Nicole Veilleux(5) Vice-President, Finance	16,000	5.09	Dec. 8, 2015	-
	3,500	12.03	Dec. 8, 2016	-
	15,800	3.05	Dec. 11, 2017	10,112
	54,300	1.08	Dec. 11, 2018	141,723
	85,400	3.73	Dec. 9, 2019	-
Daniel Adam Vice-President, Exploration	15,000	5.22	Oct. 5, 2015	-
	4,200	12.03	Dec. 8, 2016	-
	15,800	3.05	Dec. 11, 2017	10,112
	54,300	1.08	Dec. 11, 2018	141,723
	45,700	3.73	Dec. 9, 2019	-
Rosaire Émond(6) Vice-President and Chief Operating Officer	50,000	10.87	Sept. 26, 2016	-
	12,500	3.88	Aug. 28, 2017	-
	54,300	1.08	Dec. 11, 2018	141,723
	75,000	3.73	Dec. 9, 2019	-
Notes:
1)	The option exercise price corresponds to the closing price of the common shares of the Corporation on the TSX the day prior to the date of grant.
2)	The value is based on the December 31, 2014 closing price of the Corporation’s shares on the TSX, which was $3.69.
3)	On November 17, 2014, Mr. Adams was appointed President and CEO.
4)	The exercise price of the options is based on the volume weighted average price for five days prior to the grant date.
5)	On September 25, 2014, Ms. Veilleux was appointed Vice-President, Finance.
6)	On January 13, 2014, Mr. Émond was appointed Vice-President and Chief Operating Officer and he resigned on March 6, 2015.

Share Option Plans Based Compensation

Description of the Share Option Plans

Other than the Omnibus Long-Term Incentive Plan, the Corporation had only one equity-based compensation plan previously in existence, a share option plan, for the benefit of the Corporation’s and its affiliate’s officers, directors, employees and service providers (the “Share Option Plan”). Following the approval and adoption of the Omnibus Long-Term Incentive Plan in May 2012, options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan.

As of December 31, 2014, options for the acquisition of a total of 566,750 common shares under the Share Option Plan were outstanding and with exercise prices ranging from $4.19 to $12.03 per share, representing approximately 1.2% of the common shares issued and outstanding on such date.

As at December 31, 2014, options to acquire a total of 2,344,700 common shares had been granted under the Omnibus Long-Term Incentive Plan and with exercise prices ranging from $1.08 to $6.57 per share, representing approximately 4.9% of the common shares issued and outstanding on such date, leaving a balance of 1,916,172 available options to be issued by the Board of Directors pursuant to the Omnibus Long-Term Incentive Plan, as indicated in the table below. As at March 27, 2015, a balance of 2,927,672 options was available to be issued.

Information regarding share option plans as at December 31, 2014

	Number of shares to be	Weighted-average	Number of shares
	issued upon exercise of	exercise price of	available for future
	outstanding options	outstanding options	grants under the plan
Share Option Plans (approved by the holders)	2,911,450	$4.01	1,916,172

During the year 2014, ten option holders exercised a total of 630,120 options.

Information regarding options outside the share option plans as at December 31, 2014

	Number of shares issued outside the	Weighted-average exercise price of
	share option plans	options
Outside the Share Option Plans (not approved by the holders)	800,000	$2.46

The total number of common shares reserved and available for grant and issuance pursuant to Awards (including the common shares issuable upon exercise of the options granted under the existing Share option Plan of the Corporation) shall not exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time, assuming there is no adjustment in accordance with the Omnibus Long-Term Incentive Plan. Options are no longer being granted under the current Share option Plan of the Corporation and all grants of Awards are now made under the Omnibus Long-Term Incentive Plan. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Long-Term Incentive Plan.

The Omnibus Long-Term Incentive Plan provides that the aggregate number of common shares of the Corporation (a) issued to insiders and associates of such insiders under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement within any one-year period and (b) issuable to insiders and associates of such insider at any time under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement, shall not in each case exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

Awards granted or awarded under the Omnibus Long-Term Incentive Plan may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant. The Board of Directors, as the case may be, may in their sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus Long-Term Incentive Plan.

The Board of Directors will not provide financial assistance to participants to assist them in exercising their Awards, provided, however, that the Board of Directors may, in its discretion, amend the Omnibus Long-Term Incentive Plan to authorize the administrator under the Omnibus Long-Term Incentive Plan to make arrangements to provide a form of financial assistance to the participants.

Specific Terms Related to the Options

The Board of Directors (i) set the term of the options granted under the Omnibus Long-Term Incentive Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of options as it deems appropriate at the time of the grant of such options. Should the expiration date for an option fall within a period during which designated persons cannot trade in any securities of the Corporation pursuant to the Corporation's policy respecting restrictions on insider trading which is in effect at that time (a "Black-Out Period") or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the option shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any options granted pursuant to the Omnibus Long-Term Incentive Plan will be determined by the Board of Directors at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the volume weighted average trading price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a BlackOut Period, the market value of the common shares shall be the volume weighted average trading price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the option is granted. Pursuant to the Omnibus Long-Term Incentive Plan, the exercise price may also be such other price as is permitted under the rules of the TSX.

With the consent of the Board, a participant may, rather than exercise the option which the participant is entitled to exercise under the Omnibus Long-Term Incentive Plan, elect to exercise such option, in whole or in part and, in lieu of receiving the common shares to which the exercised option relate, receive the number of common shares, disregarding fractions, which, when multiplied by the market value of the common shares to which the exercised option relate, have a value equal to the product of the number of common shares to which the exercised option relate multiplied by the difference between the market value of such common shares and the price of such option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Specific Terms Related to the RSUs

The Board of Directors, as the case may be, will fix the period during which RSUs may vest, a period which period shall not exceed three (3) years after the calendar year in which the RSU is granted (the "Restriction Period"). Each RSU grant will be subject to certain vesting conditions (including performance criteria, if any) such conditions to be determined by the Board of Directors, as the case may be, and to be provided to the participant under a separate agreement. The vesting of the RSUs may be subject to the expiration of a performance period which corresponds to the period over which the performance criteria, if any, and other vesting conditions will be measured and which shall not end after the Restriction Period (the "Performance Period").

The participant will be entitled to receive, after the vesting determination date, which is the date on which, after the end of the Performance Period, if any, the Board of Directors, as the case may be, determines that the vesting conditions (including the performance criteria, if any) are met, but no later than the last day of the Restriction Period (the "RSU Vesting Determination Date"), payment for each awarded RSU in the form of the common shares of the Corporation, cash, or a combination of the common shares and cash, at the discretion of the Board of Directors, as the case may be. For the purposes of such payment, the market value of the common shares of the Corporation shall be the weighted average trading volume price of the common shares on the TSX for the five trading day period ending on the last trading day before the day on which the payment is made.

Specific Terms Related to the SARs

The Board of Directors will (i) set the term of the SARs granted under the Omnibus Long-Term Incentive Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of SARs, (including performance criteria, if any) as it deems appropriate at the time of the grant of such SARs. Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the SAR shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any SAR granted pursuant to the Omnibus Long-Term Incentive Plan will be determined by the Board of Directors at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a BlackOut Period, the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the SAR is granted.

The exercise of a SAR with respect to any number of common shares of the Corporation shall entitle the participant to a payment, in cash or common shares, or a combination of cash and common shares, for each SAR, equal to the excess of the market value of the common shares on the effective date of such exercise over the exercise price per SAR.

Specific Terms Related to the Retention Awards

The Board of Directors will (i) set the term of the retention awards granted under the Omnibus Long-Term Incentive Plan and (ii) fix the vesting terms of retention awards (including performance criteria, if any) as it deems appropriate at the time of the grant of such Retention Awards.

Each retention award awarded to a participant shall entitle the participant to receive, on the vesting date of the retention award, such number of common shares of the Corporation which, when multiplied by the market value of the common shares on the vesting date of the retention award, to which the retention awards relate, have a value equal to the amount determined by the Board of Directors at the time of the grant (the "Retention Payment"), less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

A participant may, in lieu of receiving the common shares to which the retention awards relate, elect to receive, in cash, the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Cessation in Case of Grant of Options, SARs and Retention Awards

Unless the Board of Directors decides otherwise, options, SARs or retention awards granted under the Omnibus Long-Term Incentive Plan will expire at the earlier of the expiration of the original term of the options, SARs or retention awards, and (i) the effective date of the termination as specified in the notice of termination provided by the Corporation to the participant that its employment has been terminated for cause; (ii) twelve (12) months after the participant's death; (iii) three (3) years after the participant's employment has been terminated for reasons other than for "cause" or by reason of injury or disability, after retirement of a participant (provided that the participant does not carry on any activities or business in the mining services business prior to the end of the term of his/her options, SARs or retention awards) or after a participant becoming eligible to receive long-term disability benefits; or (iv) sixty (60) days following the participant's termination of employment for any other reason.

Cessation in Case of RSUs Grant

Unless the Board of Directors decides otherwise, upon a participant's (i) death; (ii) termination of employment for reason of injury or disability; (iii) eligibility to receive long-term disability benefits; (iv) retirement (provided that the participant does not carry on any activities or business in the mining services business prior to the RSU Vesting Determination Date); (v) leave of absence for a period of more than six (6) months authorized by the Corporation; (vi) termination of employment for reasons other than for "cause" (excluding resignation); the participant's participation in Omnibus Long-Term Incentive Plan in respect of RSUs shall be immediately terminated, provided however, that all unvested RSUs shall remain in effect until the applicable RSU Vesting Determination Date. On the RSU Vesting Determination Date or any earlier date as may be determined by the Board of Directors, the Board of Directors will evaluate whether the vesting conditions and performance criteria, if any, were met in order to determine the amount of the payment to which the participant is entitled, if any, in accordance with the following formula:

D multiplied by E/F

where:

(i)	D is equal to the number of RSUs outstanding in the participant’s account;

(ii)

E is equal to the number of completed months during the applicable Performance Period, as of the date of the participant's death, termination, eligibility date to receive long-term disability benefits, election for a leave of absence or retirement (subject to the condition mentioned above); and

(iii)	F is equal to the total number of months included in the applicable Performance Period.

Upon a participant's employment being terminated for cause or the participant's resignation, the participant's participation in the Omnibus Long-Term Incentive Plan shall be immediately terminated and all RSUs credited to such participant's account that have not vested shall be forfeited and cancelled.

Amendment

The Board of Directors has the discretion to make amendments to the Omnibus Long-Term Incentive Plan which it may deem necessary, without the consent of the participants, provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Omnibus Long-Term Incentive Plan;

(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)

be subject to the shareholders' approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

(i)	amendments of a "housekeeping" nature;

(ii)	a change to the vesting provisions of any Award;

(iii)

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus Long-Term Incentive Plan reserve;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(v)	a change to the eligible participants under the Omnibus Long-Term Incentive Plan, including a change which would have the potential of broadening or increasing participation by insiders; and

(vi)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

The Board of Directors shall be required to obtain shareholder approval to make the following amendments:

(a)

any change to the maximum number of common shares of the Corporation issuable from treasury under the Omnibus Long-Term Incentive Plan, except such increase resulting from any increase in the issued and outstanding common shares of the Corporation (whether as a result of exercise of Awards or otherwise) and in the event of an adjustment pursuant to the Omnibus Long-Term Incentive Plan;

(b)

any amendment which reduces the exercise price of any Award after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

(c)	any amendment which extends the expiry date of any Award or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(d)	any amendment which would permit a change to the eligible participants, including a change which would have the potential of broadening or increasing participation by insiders;

(e)

any amendment which would permit any Award granted under the Omnibus Long-Term Incentive Plan to be transferable or assignable by any participant other than by will or by the laws of succession of the domicile of a deceased participant;

(f)

any amendment which increases the maximum number of common shares of the Corporation (i) issued to insiders and associates of such insiders under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement within one-year period; or (ii) issuable to insiders and associates of such insiders at any time under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement;

(g)	any amendment to the amendment provisions of the Omnibus Long-Term Incentive Plan; and

(h)	provided that common share of the Corporation held directly or indirectly by insiders benefiting from such amendments shall be excluded when obtaining such shareholder approval.

Impact of a Change of Control

Subject to the provisions contained in any employment agreement between a holder of Awards and the Corporation, if (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares of the Corporation or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; or (iv) the Corporation is involved in, or becomes subject to, a reorganization, an amalgamation, an arrangement, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the common shares of the Corporation or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board of Directors may make such provision for the protection of the rights of the participants as the Board of Directors, in its discretion, considers appropriate in the circumstances, including, without limitation, changing the performance criteria and/or the vesting conditions for the Awards and/or the date on which any Award expires or the Restricted Period, the Performance Period, the performance criteria and/or the vesting conditions for the Awards.

Aggregated Option Exercises by Named Executive Officers during the Financial Year Ended on December 31, 2014 and Financial Year-End Option Values

			Unexercised Options at	Value of Unexercised in-the-
	Shares	Aggregate	Year-End	Money Options at Year-End(2)
Name and principal	Acquired	Value	(#)	($)
position	on Exercise	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable
H. Greg Chamandy Director and Executive Chairman of the Board	-	-	295,800 / 386,200	235,500 / 120,000
Renaud Adams(3) President and Chief Executive Officer	-	-	Nil/800,000	Nil/984,000
Nicole Veilleux(4) Vice-President, Finance	25,000	3,500	50,000 / 125,000	62,756 / 89,079
Daniel Adam Vice-President, Exploration	-	-	49,560 / 85,440	62,756 / 89,079
Rosaire Émond(5) Vice-President and Chief Operating Officer	-	-	69,220 / 122,580	56,689 / 85,034
Paul Carmel(6) Former President and Chief Executive Officer	150,000	162,000	Nil / Nil	Nil / Nil
Pierre Rougeau(7) Former Executive Vice-President and Chief Financial Officer	150,000	49,500	Nil / Nil	Nil / Nil
Notes:
1)

The aggregate dollar value realized is equal to the indicated number in the column entitled “Shares acquired on Exercise” times the difference between the low price of the common shares of the Corporation on the TSX on the day that the NEO exercised his or her options and the exercise price of the options.

2)	The value is based on the closing price of the common shares of the Corporation on the TSX on December 31, 2014, which was $3.69.
3)	On November 17, 2014, Mr. Adams was appointed President and CEO.
4)	On September 25, 2014, Ms. Veilleux was appointed Vice-President, Finance.

5)	On January 13, 2014, Mr. Émond was appointed Vice-President and Chief Operating Officer and he resigned on March 6, 2015.
6)	Mr. Carmel was relieved of his duties on July 2, 2014.
7)	On September 25, 2014, Mr. Rougeau resigned from his position as Executive Vice-President and Chief Financial Officer.

Incentive Plan Awards to Named Executive Officers – Value Earned During the Financial Year Ended on December 31, 2014

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
Name and principal	Value on Vesting During	Value on Vesting During	Compensation –Value
position	the Year(1)	the Year	Earned During the Year
	($)	($)	($)
H. Greg Chamandy Director and Executive Chairman of the Board	38,250	n/a	-
Renaud Adams(2) President and CEO	-	n/a	-
Nicole Veilleux(3) Vice-President, Finance	31,348	n/a	55,000
Daniel Adam Vice-President, Exploration	31,348	n/a	41,250
Rosaire Émond(4) Vice-President and Chief Operating Officer	29,105	n/a	118,800
Paul Carmel(5) Former President and Chief Operating Officer	10,500	n/a	150,000
Pierre Rougeau(6) Former Executive Vice-President and Chief Financial Officer	26,750	n/a	117,000
Notes:
1)

The value earned during the year is determined according to the closing price of the common shares of the Corporation on the TSX on the day the options became exercisable, minus the amount to be paid by the NEO for exercising his or her options.

2)	On November 17, 2014, Mr. Adams was appointed President and CEO.
3)	On September 25, 2014, Ms. Veilleux was appointed Vice-President, Finance.
4)	On January 13, 2014, Mr. Émond was appointed Vice-President and Chief Operating Officer and he resigned on March 6, 2015.
5)	Mr. Carmel was relieved of his duties on July 2, 2014.
6)	On September 25, 2014, Mr. Rougeau resigned from his position as Executive Vice-President and Chief Financial Officer.

Others

Insurance

The Corporation carries directors’ and officers’ liability insurance for a maximum amount of $25,000,000, for which the Corporation pays an annual premium of $215,469.

Indebtedness

No director or nominee to the Board of Directors or executive officer or employee of the Corporation is currently indebted to the Corporation or was indebted to the Corporation or one of its subsidiaries during the year ended December 31, 2014.

Termination and Change of Control Benefits

Employment Contracts

The Corporation has entered into employment contracts with the NEOs: Renaud Adams, as President and Chief Executive Officer, Nicole Veilleux, as Vice-President, Finance and Daniel Adam, as Vice-President, Exploration.

The contract of Renaud Adams provides that in the event that, within the first twelve (12) months following the effective date, (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing one (1) times the executive's annual base salary at his most recent base salary rate plus one (1) times the executive's target annual bonus entitlement under the executive incentive bonus plan.

In the event that, after the first twelve (12) months following the effective date, (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing two (2) times the executive's annual base salary at his most recent base salary rate plus two (2) times the average of the annual bonuses awarded to the executive in the two (2) full years preceding the date of termination. If the executive has not been employed by the Corporation for two (2) full bonus years, then the executive shall be deemed to have received his annual bonus at target in the two (2) years preceding the date of termination.

The payment provided shall be payable, at the Corporation's discretion, by way of (i) salary continuance until the full amount of said payment is remitted, or (ii) a lump sum.

In addition to the amounts payable above, in the event that (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, (i) the Corporation shall continue to provide the executive with group insurance benefits for such period as is required pursuant to the Ontario Employment Standards Act (2000), as amended from time to time, if applicable, subject to the terms and conditions of the applicable plan and to the approval of the insurance carrier; and (ii) all unvested options held by the executive on the date of termination shall automatically vest on this day and shall remain available for exercise until the earlier of the following dates: the expiry of a sixty (60) day period following the date of termination or the expiry of the original term of the options.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $1,720,000 inclusive of base salary, bonus and stock options, for the President and CEO.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $1,720,000 inclusive of base salary, bonus and stock options, for the President and CEO.

The contract of Nicole Veilleux provides that, in the event of termination initiated by the Corporation without cause or termination by the Executive with good reason, or if the contract is not renewed, the Vice-President, Finance, Ms. Veilleux will be entitled to one month of total compensation by year of service, whether such year of service is completed or not. For the purposes of calculating the severance payment, the executive’s total compensation will be based on the annual average of the two (2) complete fiscal years immediately preceding the date of termination. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the executive, a part of the options held by the executive will become vested on the termination date. Also, the options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date. The other options, thus vested on the termination date will be exercisable before the expiry term of sixty (60) days.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation and that this date falls during the renewal term of the contract of employment of the executive is $428,069 for the Vice-President, Finance.

In the event that, during a three-year period after the date of a “change of control”, the employment contract of Nicole Veilleux was to be terminated by her resignation for valid cause or by the severing by the Corporation of the employment relationship binding her to the Corporation for cause other than serious cause or her permanent incapacity, then the Corporation shall pay her, in addition to the payment of any amount owed to her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, the options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officer, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Corporation if it occurs before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $678,021 for the Vice-President, Finance. That amount includes the options annual average value attributed during the last two years.

In the event that following termination of employment, amounts are payable to an NEO pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts for the Vice-President, Finance.

The contract of Daniel Adam provides that, in the event of termination initiated by the Corporation with cause, the NEO will not receive any compensation including his retention payment. In the event of termination initiated by the Corporation without cause, the compensation (including the salary and the annual bonus) will be determined by the Human Resources and Compensation Committee at their discretion and following the law. His retention payment will be given to him prorated to the number of months he worked. If the NEO becomes invalid, or dies before the termination date of his contract, he or his succession will receive the retention payment prorated to the number of months he worked. All his options exercisable or that will become exercisable before the expiry term of 60 days will become vested.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $283,333 for the Vice-President, Exploration.

The contract of Daniel Adam provides that, after a change of control, if the contract is terminated within twelve (12) months following the change in control, the NEO will be entitled to the entire payment of his retention payment. All un-vested options held by the executive on the date of termination will automatically vest on this day. If the contract is terminated after the period of twelve (12) months, following a change of control, the NEO will be entitled to receive his retention payment prorated to the number of months he worked.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $283,333 for the Vice-President, Exploration.

For the Executive Chairman of the Board (the “Executive”):

a)	In case of a change of control:

In the event that the executive’s appointment as Chairman of the Board is terminated by the Corporation (including, without limitation, if the executive does not stand for election or is not elected a director of the Corporation) or the executive resigns from his position as Executive Chairman of the Board, either (1) at the time of, or within 12 months following, the occurrence of a transaction or event constituting a change of control, or (2) within 6 months prior to the occurrence of a transaction or event constituting a change of control, in each case (if applicable) whether or not the executive remains non-executive Chairman of the Board or a director of the Corporation, the executive will be entitled to the payments and benefits set out hereafter: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the executive may be entitled as of the date of termination; (c) a severance payment equal to one (1) time the executive’s annual base salary; (d) his accrued expenses up to and including the date of termination.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $270,000 for the Executive Chairman of the Board.

b)	In case of a termination other than under a change of control:

In the event of the termination of the executive’s appointment as Executive Chairman other than under a change of control, either by the Corporation or by the executive’s resignation from his position as the Executive Chairman of the Board, (in each case, if applicable, whether or not the executive remains non-executive Chairman of the Board or a director of the Corporation), the executive will be entitled to receive the following compensation: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the executive may be entitled as of the date of termination; (c) his accrued expenses up to and including the date of termination.

There would not be any amounts owed to the Executive Chairman of the Board following a termination on the last business day of the most recent financial year of the Corporation.

In all of the cases noted above, with the exception of the President and Chief Executive Officer, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1 / 3 % of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board, or on the Board of Directors of any parent Corporation or successor of the Corporation, or (iii) the shareholders of another entity hold more than 33 1 / 3 % of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

For the President and Chief Executive Officer a change of control occurs when (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares in the share capital of the Corporation or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets.

Director Compensation (other than the Executive Chairman of the Board and the CEO) for the financial year ended on December 31, 2014

During a meeting held in December 2013, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2014.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board and the CEO) would be paid a sum of $35,000 in annual compensation for the 2014 year, that an additional sum of $12,000 per year would be paid to each Chair of a sub-committee of the Board of Directors, and that members of committees would be paid $4,000 per year per committee.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board and the CEO) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont Mines.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2014

On December 10, 2013, the Human Resources and Compensation Committee recommended to the Board of Directors and the Board of Directors ratified, that the Executive Chairman’s compensation of $270,000 should remain for the 2014 fiscal year.

On an aggregate basis, the Corporation’s Board members therefore received total compensation of $1,057,298 during the 2014 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Executive Chairman of the Board and the CEO, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2014”.

Director Compensation Table for the financial year ended on December 31, 2014

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal	Fees	based	based	Compensation	Pension	All other
Name	Year	Earned	Awards(1)	Awards(2)	(bonus)	Value	Compensation(3)(4)	Total(7)
		($)	($)	($)	($)		($)	($)
Elaine Ellingham Director	2014	48,000	41,030	245,000			192,000	526,030
	2013	52,000	-	80,128	n/a	n/a	-	132,128
	2012	38,550	-	144,000			-	182,550
Michael Pesner Director	2014	59,000	41,030	121,750			15,000	236,780
	2013	55,000	-	80,128	n/a	n/a	-	135,128
	2012	32,000	-	144,000			-	176,000
René Marion(6) Director	2014	43,250	41,030	121,750			28,750	234,780
	2013	8,500	-	67,128	n/a	n/a	-	75,628
	2012	-	-	-			-	-
James Gill(5) Director	2014	30,958	-	-			28,750	59,708
	2013	4,583	-	73,744	n/a	n/a	-	78,327
	2012	-	-	-			-	-

Notes:

1)	The valuation of the grants of RSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $3.73 on December 9, 2014, the day prior to the date of the grant.
2)

On October 16, 2014, the Corporation granted 25,000 options to the Executive Chairman of the Board and to two directors in place, and on November 11, 2014, the other director received 50,000 options. On December 10, 2014, the Executive Chairman of the Board received 125,000 options, two directors in place received 50,000 options each and the other director in place received 100,000 options.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2014	2013	2012
Risk-free rate:	1.4%	1.5%	1.6%
Expected option life:	3.9 years	3.8 years	3.8 years
Volatility:	63%	56%	62%
Expected dividends yield:	0%	0%	0%
3)

Please note that the amount of taxable benefit, associated with the exercising of options are now presented in the section Options Exercised by Named Executive Directors during the Most Recently Completed Financial Year Ended December 31, 2014.

4)

Additional fees of $15,000 were paid to each director during the interim mandate of Elaine Ellingham as President and CEO. In the case of Michael Pesner, these fees were paid to Hermitage Canada Ltd., a company wholly owned by Michael Pesner. In the case of James Gill, these fees were paid to Halo Centrex Inc., a company controlled by James Gill. An amount of $192,000 was paid to Ellingham Consulting Ltd., a company wholly-owned by Elaine Ellingham for consulting services.

5)	Mr. Gill commenced his position on December 6, 2013 and resigned on October 17, 2014. The amount presented for 2014 represents the amounts earned between January 1st, 2014 and October 17, 2014.
6)	Effective October 1, 2014, Mr. Marion received his directors fees through RJLM Professionals Ltd., a consulting company wholly owned by Mr. Marion.
7)

The Board relieved the former President and CEO of his duties July 2, 2014. Between mid-June and November 2014, when Mr. Adams commenced his employment as President and CEO, directors were called upon for additional meetings with significant workload. As a result, additional compensation was approved for Mr. Marion, Mr. Pesner and Mr. Gill that included a $15,000 cash fee, 25,000 options and 11,000 RSUs. The Executive Chairman was granted additional compensation that included 50,000 options and 14,000 RSUs.

RSUs Awarded to Directors during the Most Recently Completed Financial Year Ended December 31, 2014

			Market or Payout
	Securities Under		Value of RSUs
	RSUs Awarded that	Total RSUs Awarded	Awards that have
Name	have not Vested	in Financial Year(1)	not Vested(2)	Expiration Date
	(#)	(%)	($)
Elaine Ellingham Director	11,000	5.89	40,590	Dec. 10, 2017
Michael Pesner Director	11,000	5.89	40,590	Dec. 10, 2017
René Marion Director	11,000	5.89	40,590	Dec. 10, 2017
James Gill(3) Director	-	-	-	-
Notes:
1)	In 2014, a total of 186,900 RSUs were awarded.
2)	Based on a closing price of the Corporation’s shares on the TSX of $3.69 on December 31, 2014.
3)	Mr. Gill resigned on October 17, 2014.

Options Grants to Directors during the Most Recently Completed Financial Year Ended December 31, 2014

		Total Options		Market Value of
	Securities	Granted in		Securities Underlying
	Under Options	Financial		Options on the Date of	Expiration
Name	Granted	Year(1)	Exercise Price	Grant(2)	Date
	(#)	(%)	($/Security)	($/Security)
Elaine Ellingham Director	50,000	2.98	2.70	2.70	Nov. 10, 2019
	100,000	5.96	3.73	3.73	Dec. 9, 2019
Michael Pesner Director	25,000	1.49	2.55	2.55	Oct. 15, 2019
	50,000	2.98	3.73	3.73	Dec. 9, 2019
René Marion Director	25,000	1.49	2.55	2.55	Oct. 15, 2019
	50,000	2.98	3.73	3.73	Dec. 9, 2019
James Gill(3) Director	-	-	-	-	-
Notes:
1)	In 2014, a total of 1,679,100 options were granted.
2)	The market value corresponds to the closing price of the Corporation’s common shares on the TSX the day before the shares were granted.
3)	Mr. Gill resigned on October 17, 2014.

Options Exercised by Directors during the Most Recently Completed Financial Year Ended December 31, 2014

			Market Value of
			Securities
			Underlying
		Securities Under	Options on the
Name	Exercise Date	Options	Date of Exercise	Exercise Price	Taxable Benefit
		Exercised (#)	($/Security)	($/Security)	($)
René Marion Director	Dec. 11, 2014	80,000	3.70	1.29	192,800
James Gill(1) Director	Nov. 4, 2014	80,000	2.25	1.08	93,600
Note:

1)	Mr. Gill resigned on October 17, 2014.

Outstanding Option-based Awards to Directors as at December 31, 2014

Options-based Awards
	Number of Securities			Value of
	Underlying	Option Exercise	Option Expiration	Unexercised in-the-
Name	Unexercised Options	Price(1)	Date	Money Options(2)
	(#)	($/Security)		($)
Elaine Ellingham Director	50,000	4.19	Feb. 3, 2015	-
	30,000	4.19	Feb. 3, 2015	-
	50,000	11.51	Jan. 9, 2015	-
	80,000	1.62	Aug. 7, 2018	165,600
	40,000	1.29	Nov. 11, 2018	96,000
	50,000	2.70	Nov. 10, 2019	49,500
	100,000	3.73	Dec. 9, 2019	-
Michael Pesner Director	50,000	5.31	Nov. 8, 2015	-
	26,000	5.31	Nov. 8, 2015	-
	50,000	11.51	Jan. 9, 2015	-
	80,000	1.62	Aug. 7, 2018	165,600
	40,000	1.29	Nov. 11, 2018	96,000
	25,000	2.55	Oct. 15, 2019	28,500
	50,000	3.73	Dec. 9, 2019	-
René Marion Director	40,000	1.29	Nov. 11, 2018	96,000
	25,000	2.55	Oct. 15, 2019	28,500
	50,000	3.73	Dec. 9, 2019	-
Notes:
1)	The option exercise price corresponds to the closing price of the common shares of the Corporation on the TSX the day prior to the date of grant.
2)	Value based on the closing price of the Corporation’s common shares on the TSX on December 31, 2014 which was $3.69.

Aggregated Option Exercises by Directors during the Financial Year Ended on December 31, 2014 and Financial Year-End Option Values

Value of Unexercised in-
			Unexercised Options	the-Money Options at
			at Year-End	Year-End(2)
	Shares Acquired	Aggregate Value	(#)	($)
Name	During the Year	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable
Elaine Ellingham Director	n/a	n/a	210,000 / 190,000	215,100 / 96,000
Michael Pesner Director	n/a	n/a	181,000 / 140,000	194,100 / 96,000
René Marion Director	80,000	192,800	25,000 / 90,000	28,500 / 96,000
James Gill(3) Director	80,000	93,600	Nil / Nil	Nil / Nil
Notes:
1)

The aggregate realized value is equal to the product of the number indicated in the “Shares Acquired on Exercise” column and the difference between the value of the low price of the Corporation’s shares on the TSX the day that the director exercised his or her options, and the option price.

2)	The value is based on the closing price of the Corporation’s common shares on the TSX on December 31, 2014, which was $3.69.
3)	Mr. Gill resigned on October 17, 2014.

Incentive Plan Awards to Directors – Value Earned during the Financial Year Ended on December 31, 2014

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
	Value on Vesting During	Value on Vesting During	Compensation – Value
Name	the Year(1)	the Year	Earned During the Year
	($)	($)	($)
Elaine Ellingham Director	33,000	n/a	n/a
Michael Pesner Director	31,250	n/a	n/a
René Marion Director	60,850	n/a	n/a
James Gill Director (2)	66,000	n/a	n/a
Notes:
1)

The value earned during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the director for exercising his options.

2)	Mr. Gill resigned from his position on October 17, 2014.

Composition of the Human Resources and Compensation Committee

For the first part of fiscal year 2014, the Human Resources and Compensation Committee of the Corporation was composed of Mr. James Gill, Mr. Michael Pesner and Ms. Elaine Ellingham. The Human Resources and Compensation Committee is now composed of Mr. René Marion, Mr. Michael Pesner and Ms. Elaine Ellingham, Chair of the Committee. The compensation of the Executive Chairman of the Board, the CEO and the other executive officers is determined by the Board of Directors following recommendations by the Human Resources and Compensation Committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the CEO abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

Compensation Risk

The Human Resources and Compensation Committee considers implications of the risks associated with the Corporation’s compensation policies and practices as part of its oversight and stewardship of the affairs of the Corporation.

Short-Selling Policy

The Corporation currently has a policy in place whereby the NEOs and the directors of the Corporation are prohibited from short-selling any security of the Corporation or any security of an affiliate of the Corporation.

Equity Ownership Guidelines

In February 2015, the Corporation implemented an equity ownership guidelines pursuant to which directors and certain senior officers of Corporation are encouraged to own a significant number of Common Shares in order to further align their interests with those of the Corporation's shareholders. Compliance with the guidelines is required by the later of December 31, 2017 and three years from the date the individual becomes a director or senior officer, as applicable.

Pursuant to the share ownership guidelines, each non-management director must hold Common Shares, Deferred Share Units or Restricted Share Units of the Corporation, together having a value of at least two times the annual base cash retainer paid to each director. The Executive Chairman and President and Chief Executive Officer are expected to hold Common Shares, Deferred Share Units or Restricted Share Units, together having a value of at least two times the annual base salary paid as of the date the individual became an officer of the Corporation. Stock options held by the directors or senior officers do not count towards the minimum share ownership requirement under the guidelines. If the annual base salary or retainer is increased, the increased minimum equity ownership level is to be achieved within two years of the effective date of such increase. All of the Corporation’s directors and officers are currently in compliance with the guidelines, as the required level does not have to be achieved until December 2017.

The Compensation Committee reviews the share ownership guidelines on an annual basis and recommends any changes to the Board for approval.

Incentive Recoupment Compensation Policy

The Board of Directors has adopted a policy providing for the full or partial forfeiture and recoupment of "Incentive Compensation" awarded and outstanding or paid to "Incentive Compensation" plan "Participants". This Policy will be applied at the discretion of the Board in circumstances that may include:

(i)

A material financial restatement, other than a restatement caused by a change in applicable accounting rules or interpretations, the result of which is that any "Incentive Compensation" provided to Senior Executives/Officers would have been a lower amount had it been calculated based on such re-stated results; or

(ii)	Where a "Participant" has been determined by the Board to have engaged in "Misconduct", regardless of the need for a financial restatement.

Determinations of Misconduct for purposes of this Policy shall be made by the Board in its sole and absolute discretion (or, if the Board has delegated such authority, by the Human Resources and Compensation Committee in its sole and absolute discretion).

10.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Corporation’s common shares on December 31, 2009 with the cumulative total return for each of the S&P/TSX Composite Index of the Toronto Stock Exchange (the “TSX”) and the S&P/TSX Global Gold Index over the five-year period ended December 31, 2014 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Corporation, made on December 31, 2009, would be worth in each of the five years following the initial investment.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF
RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX AND THE S&P/TSX GLOBAL GOLD INDEX

	Dec. 31 2009	Dec. 31 2010	Dec. 31 2011	Dec. 31 2012	Dec. 31 2013	Dec. 31 2014
Richmont Mines Inc.	$100.00	$130.36	$279.09	$76.28	$27.30	$94.15
S&P / TSX composite index	$100.00	$114.45	$101.78	$105.85	$115.96	$124.56
S&P / TSX Global Gold Index	$100.00	$125.94	$107.91	$90.74	$46.85	$43.66

The trend in overall compensation paid to the NEOs over the past five years has generally not tracked the performance of the market price of the common shares, nor has it tracked the S&P/TSX Composite index and the S&P/TSX Global Gold Index during such period. The Corporation has not included market price targets of the common shares as a component of the executive compensation program. Compensation levels in each year are within the range determined by the Human Resources and Compensation Committee, as appropriate, following and considering the relevant competitive market information.

11.	APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton LLP (“RCGT”) has been the Corporation’s auditor since May 18, 2007. For more details regarding the professional fees paid to RCGT, please refer to the section VIII “Audit Committee” included in the Corporation’s Annual Information Form filed on SEDAR.

Unless authority to vote in respect thereof is withheld, the persons whose name is printed on the proxy form will vote FOR the appointment of RCGT as auditors of the Corporation, and FOR authorizing the Audit Committee of the Board of Directors to fix their remuneration.

12.	DEFERRED SHARE UNIT PLAN

Introduction

Deferred Share Unit Plan

The purpose of the Corporation's Deferred Share Unit Plan (the "DSU Plan") is to promote a greater alignment of interests between directors, senior officers and shareholders of the Corporation. The DSU Plan was adopted by the Board effective _____________, 2015. DSUs are units that are credited to an eligible participant's account, the value of which, on a particular date, shall be equal to the fair market value of a common share for such date. The fair market value for a particular date is deemed to be the volume weighted average trading price of the common share on the TSX on the five trading days prior to such date. Under no circumstances shall DSUs be considered common shares nor shall they entitle any participant to exercise voting rights or any other rights attaching to the ownership or control of common shares, including, without limitation, rights on liquidation, nor shall any participant be considered the owner of any common shares to be delivered under the DSU Plan until the date of purchase or issuance of such Common Shares, as elected by the Board.

The Board may grant awards from time to time to each eligible participant. The DSUs are then credited to the participant's account on the award date, unless a vesting schedule or performance criteria has been approved by the Board at its discretion.

The DSU Plan is administered by the Board. Subject to the limitations set forth in the DSU Plan, the Board's authority includes: (a) determining the number of DSUs that will be awarded; (b) determining the terms and conditions of each award; and (c) specifying and approving the provisions of the payment delivered to a DSU Plan participant in connection with their account; whether it be in the form of common shares from treasury, common shares purchased on the TSX on behalf of such participants, in cash, or a combination thereof.

The DSUs will be redeemed by a participant on up to two dates elected by such participant which are at least sixty days following the separation date or no later than December 15 of the calendar year following the calendar year in which the separation date occurs. The separation date is the earliest date on which all three of the following conditions are satisfied: (i) the participant ceases to be a director or senior officer of the Corporation for any reason other than death; (ii) the participant is neither a director nor a senior officer of the Corporation; and (iii) the participant is no longer employed by the Corporation in any capacity.

In the event of the death of a participant, the Corporation will pay the DSUs credited to such participant's account within fifteen (15) days of the participant’s death or by the last day of the calendar year commencing immediately after the participant’s separation date if earlier, in each case to or for the benefit of the beneficiary of the participant. If the Participant filed an election of a redemption date prior to his death, the payment of the participant’s DSUs shall be made within fifteen (15) days of the participant’s elected redemption date.

The Board may, in its absolute discretion, elect one or any combination of the following payment methods for the DSUs credited to a participant's account on the participant's termination date: (a) issuing common shares to the participant or the participant's beneficiary, as the case may be; (b) causing a broker to purchase shares on the TSX for the account of the participant or the participant's beneficiary, as the case may be; or (c) paying cash to the participant or the participant's beneficiary, as the case may be.

Where the Board does not specify any payment method for the DSUs credited to a participant's account, the form of payment shall be in cash. The maximum number of common shares which may be reserved for issuance to insiders under the DSU Plan and all other share compensation plans collectively shall be ten (10%) percent of the common shares outstanding at the time of the grant (on a non-diluted basis). The maximum number of common shares which may be issued to insiders under the DSU Plan and all other share compensation plans collectively within a one-year period shall be ten (10%) percent of the common shares outstanding at the time of the issuance (on a non-diluted basis). Any increase in the common shares reserved under the DSU Plan shall be subject to the approval of the shareholders of the Corporation in accordance with the rules of the TSX.

Where common shares are purchased on the TSX to be delivered to the participant, the Corporation will remit, in cash, to a broker, the product of (a) the number of DSUs credited to the participant's account as at the termination date which the participant has elected to have redeemed and (b) the fair market value on the redemption date, net of applicable withholding taxes, for the purpose of purchasing common shares on the TSX for the account of the participant. C+ommon shares purchased by the broker and any cash remaining from the amount remitted by the Corporation to purchase common shares shall then be delivered to the participant. Where the Board elects to pay the DSUs in cash, the payment will be equal to the product of (a) the number of DSUs credited to the participant's account as at the termination date which the participant has elected to have redeemed, and (b) the fair market value on the redemption date, net of applicable withholding taxes.

The DSU Plan may be amended, suspended or terminated in whole or in part at any time and for any reason by the Board, without prior notice to or approval by any participants or shareholders of the Corporation, provided that no such amendment, suspension or termination shall (i) unless required by law, adversely affect the rights of any participant with respect to DSUs to which the Participant is then entitled under the DSU Plan without the consent of the affected participant; or (ii) contravene applicable laws or regulations.

Shareholder approval will be required in the case of: (i) any amendment to the number of shares reserved for issuance under the DSU Plan; (ii) any amendment to the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing the participation of insiders of the Corporation; (iii) the extension of any right of a participant under the DSU Plan beyond the date on which such right would originally have expired; and (iv) any amendment to the list of amendments requiring shareholders’ approval.

In the event of any reorganization of the Corporation, the DSU Plan will be deemed to have been amended and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any DSUs outstanding at the time of such reorganization and the exercise price thereof.

The rights or interests of a participant under the DSU Plan, including the DSUs, shall not be assignable or transferable, otherwise than in case of death, and such rights or interests shall not be encumbered by any means.

The Board of Directors and management recommend that the shareholders vote FOR the DSU Plan Resolution. Unless specified in the form of proxy that shares represented by the proxy shall be voted against, the persons whose names are printed on the proxy form will vote FOR the following DSU Resolution:

BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	The Deferred Share Unit Plan as adopted by the Board of Directors, is hereby authorized, approved and adopted.

2.

Any director or officer of the Corporation is hereby authorized and directed to do such things and to sign, execute and deliver all documents that such director and/or officer may, in his or her discretion, determine.

to be necessary or desirable in order to give full effect to the purpose of this resolution.

13.	APPROVAL OF UNALLOCATED AWARDS UNDER THE OMNIBUS LONG-TERM INCENTIVE PLAN

At the Meeting, in accordance with TSX rules, the shareholders will be asked to consider and, if deemed appropriate, to approve the following ordinary resolution, approving Richmont Mines’ ability to continue granting Awards (as hereinafter defined) under the Omnibus Long-Term Incentive Plan until May 6, 2018 (the "Omnibus Long-Term Incentive Plan Resolution"), which is the date that is three years from the date of the Meeting.

The shareholders first approved the Omnibus Long-Term Incentive Plan in 2012. Under the TSX rules, the Corporation must obtain every three (3) years the shareholder approval of unallocated rights or other entitlements under an evergreen plan which contains provisions so that awards replenish upon exercise of options or other entitlements. In order to be effective, the Omnibus Long-Term Incentive Plan Resolution requires approval by a majority of the votes cast by disinterested shareholders (excluding the votes of any Directors, officers, employees, consultants and their associates and affiliates who currently hold Awards) present in person or by proxy at the Meeting.

For detailed information on the Omnibus Long-Term Incentive Plan see also “Share option Plans Based Compensation - Description of the Share option Plans”.

The Board of Directors and management recommend that the shareholders vote FOR the Omnibus Long-Term Incentive Plan Resolution. Unless specified in the form of proxy that shares represented by the proxy shall be voted against, the persons whose names are printed on the proxy form will vote FOR the following Omnibus Long-Term Incentive Plan Resolution:

BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	All unallocated Awards under the Omnibus Long-Term Incentive Plan be and are hereby approved.

2.

Richmont Mines has the ability to continue granting Awards under Omnibus Long-Term Incentive Plan until May 6, 2018, which is the date that is three years from the date of the annual meeting of the Corporation’s shareholders for the current year at which shareholder approval is being sought.

3.

Any Director or officer of Richmont Mines be and is hereby authorized, for and on behalf of Richmont Mines, to do such things and to sign, execute and deliver all documents that such director or officer may, in his or her discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.

14.	CORPORATE GOVERNANCE

Corporate Governance Practices

Board of Directors

The Board of Directors is comprised of five directors, the majority of which are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). A director is considered to be independent only once the Board of Directors has determined that he or she does not have any material relationship, directly or indirectly, with the Corporation or any of its affiliates. According to the Regulation 52-110 respecting Audit Committees, a material relationship exists when the relationship could reasonably cause the independent judgment of a director to be effected. The independent directors within the meaning of Regulation 58-101 are René Marion, Elaine Ellingham and Michael Pesner. H. Greg Chamandy is not considered to be independent as he performs certain management tasks, and is eligible to receive annual compensation and could receive a bonus, the latter of which is directly linked with the Corporation’s performance. Mr. Renaud Adams is not considered to be independent as he is the CEO of Richmont Mines.

Following a recommendation by the Corporate Governance and Nominating Committee on November 1st, 2010, the Board of Directors determined that its independent members would meet for a period of time during each regular directors meeting, without the Corporation’s management and non-independent members being present. Therefore, between January 1, 2014 and March 27, 2015, a total of 19 regular Board of Directors meetings took place, during which the independent members successfully met without management and non-independent members being present.

As the Executive Chairman of the Board of Directors is not considered to be independent, the Board of Directors named Elaine Ellingham as the Lead Director on November 1, 2010. In this role, she is responsible for ensuring that the Board remains independent of management, for studying the comments and requests made by the independent directors, and for presiding over the meetings held by the independent directors without management and non-independent directors being present, and subsequently for outlining their deliberations to the Board of Directors.

The following table shows the meeting attendance of each director between January 1st, 2014 and March 27, 2015.

			Human Resources	Corporate
	Board of	Audit	and Compensation	Governance and	Corporate
	Directors	Committee	Committee	Nominating	Responsibility
Director	Meetings	Meetings	Meetings	Committee Meetings	Committee Meetings
H. Greg Chamandy	18 of 19	n/a	n/a	n/a	1 of 1
Renaud Adams(1)	4 of 4	n/a	n/a	n/a	n/a
Paul Carmel(2)	10 of 10	n/a	n/a	n/a	2 of 2
Elaine Ellingham	18 of 19	1 of 1	7 of 7	1 of 1	2 of 2
Michael Pesner	19 of 19	7 of 7	7 of 7	2 of 2	n/a
René Marion(3)	18 of 19	7 of 7	2 of 2	2 of 2	5 of 5
James Gill(4)	11 of 14	5 of 5	5 of 6	1 of 1	3 of 3
Notes:
1)	Mr. Adams commenced his position as a director of the Corporation on November 17, 2014. The table above indicates the number of meetings attended between November 17, 2014 and March 27, 2015.
2)	Mr. Carmel was relieved of his duties on July 2, 2014. The table above indicates the number of meetings attended between January 1, 2014 and July 2, 2014.

3)

Mr. Marion was introduced on the Human Resources and Compensation Committee after the resignation of James Gill on October 17, 2014. The table above indicates the number of meetings attended between October 17, 2014 and March 27, 2015.

4)

Mr. Gill commenced his position as a director of the Corporation on December 6, 2013 and resigned on October 17, 2014. The table above indicates the number of meetings attended between January 1, 2014 and October 17, 2014.

Certain directors and nominees for election as directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
H. Greg Chamandy	Liquid Nutrition Group Inc.
Michael Pesner	Quest Rare Minerals Ltd., Alexandria Minerals Corporation, Le Château Inc., Canamex Resources Corp., Nutritional High International Inc., Wi2Wi2 Corporation and Liquid Nutrition Group Inc.
René Marion	Guyana Goldfields Inc., Falco Resources Limited and Temex Resources Corp.
Elaine Ellingham	Aurania Resources Ltd., Wallbridge Mining Company Ltd. and Williams Creek Gold Limited
Renaud Adams	Klondex Mines Ltd.

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Corporation, and each director must act in the best interests of the Corporation and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Corporation, the Board is also responsible for:

(i)	ensuring, whenever possible, that the CEO and the other executive officers are honest and create a culture of integrity throughout the organization;

(ii)	collaborating with the Corporation’s management to define the Corporation’s mission and long-term strategy, particularly taking into account the opportunities and risks of the business;

(iii)	defining the principal risks of the Corporation’s activities and ensuring the implementation of appropriate systems to manage these risks;

(iv)	planning succession, particularly with regards to appointing or reconfirming the executive officers in their positions;

(v)	adopting a code of conduct for the Corporation, amending it as needed, and enforcing it and interpreting it, as the case may be;

(vi)	adopting a communications policy for the Corporation and controlling its application;

(vii)	ensuring that the Corporation’s internal control systems are in place and effective; and

(viii)	developing the Corporation’s vision in matters of governance, particularly by means of governance guidelines adopted by the Corporation.

The Board may discharge its responsibilities directly or indirectly through one of its committees, subject to applicable law.

Term of Office as Director

According to the bylaws of the Corporation, the term of office of each director ends at the next annual meeting of shareholders following his or her election by the shareholders or his or her appointment by the Board. There is no limit as to the amount of time during which a director may sit on the Board, such that nothing prevents a director from seeking a new term of office.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Corporation. As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the Corporate Governance and Nominating Committee considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as board succession planning. See also “Compensation Discussion and Analysis” and “Statement of Corporate Governance Practices – Assessments”.

Position Description

The Board of Directors established a written description of the roles of Executive Chairman of the Board of Directors, the Lead Director, the President and Chief Executive Officer, the Vice-President and Chief Financial Officer, the Vice-President, Finance and the Vice-President and Chief Operating Officer. The Corporate Governance and Nominating Committee annually reviews the position descriptions. In addition, each committee has a charter that outlines both the duties of the committee and those of its chairman.

In general, the chairman of each Board sub-committee must assume leadership of the said committee and must ensure that the committee carries out its functions in an effective manner. Furthermore, the chairman of each sub-committee must preside over every meeting of his or her sub-committee, must ensure that the subcommittee has all documents necessary to make decisions, and must provide the Board of Directors with an appropriate synopsis of his or her sub-committee’s deliberations.

Board Diversity

In 2014, amendments to Regulation 58-101 were adopted requiring new disclosure of the representation of women on the Board and in executive officer positions. Currently, one of the Corporation’s five directors is a woman, representing 20% of the Board and 33% of the independent directors. One of the Corporation’s five executive officers (20%) is a woman, who has held senior positions with the Corporation for the past 16 years.

The Corporation believes that director nominations and executive officer appointment decisions should be based on merit and the needs of the Corporation at the particular time and within the particular context and is committed to selecting the best persons to fulfill these roles, with due regard for the benefits of diversity (including the level of representation of women). The Corporation believes that diversity (including the level of representation of women on the Board) is important to ensure that directors and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and manage the Corporation appropriately. The Corporation to date has sought to increase diversity at the Board level through the recruitment efforts of the Corporate Governance and Nominating Committee, without a written diversity policy in place. The Board remains receptive to further increasing the representation of women on the Board, as turnover occurs, however, all appointments will continue to be made on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective. With respect to executive officer appointments, the Corporation recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, also with due regard for the benefits of diversity (including the level of representation of women in executive officer positions).

Orientation and Continuing Education

The Corporation does not offer a formal orientation and education program for new directors. Each new director meets with the Executive Chairman of the Board and the President and CEO of the Corporation to familiarize himself or herself with the Corporation’s activities. New directors also have the opportunity to familiarize themselves with the Corporation by speaking to other directors, by reading documents provided by the officers (policies, Code of Business Conduct and Ethics, reports, etc) and by visiting various mining sites.

During every quarterly Board of Directors meeting, directors are given a thorough presentation detailing the performance of the Corporation’s operations and mining sites over the 3 month period, during which they may ask questions or obtain additional details if he or she wishes. In addition, if appropriate or should the directors request it, a presentation may be given to the directors detailing the method by which the Corporation calculates its reserves and resources. Equally, when appropriate and judged necessary and useful by the Corporation, a director may take a course or enroll in training sessions pertinent to their role, and the Corporation will reimburse any reasonable costs associated with this training. It has also been the practice of the Corporation (when feasible) to have one of its Board meetings at one of the mine sites with the goal of enhancing director’s knowledge of the Corporation’s operations.

When considered necessary or advisable, the Executive Chairman of the Board and the CEO will provide directors with information regarding topics of interest to the directors, such as fiduciary duties, continuous disclosure obligations and International Financial Reporting Standards.

Ethical Business Conduct

The Board has a Code of Ethics for employees responsible for financial information, including the CEO, the Vice-President, Finance, the Vice-President and Chief Operating Officer and any other person performing functions that are connected to the objective of the Code of Ethics for Financial Reporting Employees. The Code of Ethics for Financial Reporting Employees, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all employees every year. A copy of such code may be obtained by making a request to the Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. This Code was modified to insert a clause on exceptions and overrides. The Corporation similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating by email, mail or telephone, confidentially with an appointed director. A memo was sent to all employees of the Corporation explaining this procedure. A memo was sent to inform employees of new coordinates of the new appointed director. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Employees are available on SEDAR at www.sedar.com.

Securities Trading Policy for Directors, Officers and Other Insiders

This policy was modified by the Board of Directors in order to reflect the new blackout period. Under the policy, insiders and employees are prohibited from trading during the period beginning two calendar weeks before the release of the Corporation’s quarterly financial results or four calendar weeks before the release of the Corporation’s annual financial results and ending with the close of the second trading day after the day of the public release of the results.

Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility for identifying new candidates for Board nomination. Comprised of all independent directors, the Corporate Governance and Nominating Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When candidates are needed, the Corporate Governance and Nominating Committee looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the Corporate Governance and Nominating Committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Corporate Governance and Nominating Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

Human Resources and Compensation Committee

The Board has an Human Resources and Compensation Committee is composed of Elaine Ellingham, Michael Pesner and René Marion, all are independent directors. The Human Resources and Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Human Resources and Compensation Committee takes into consideration the achievement of corporate objectives, operational and financial performance of the Corporation, as well as the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

Each member of the Human Resources and Compensation Committee has been in a senior leadership position in various organizations, and in those capacities obtained direct experience relevant to executive compensation, and has the skills and experience that enable the Human Resources and Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Corporate Governance and Nominating Committee

The Board has a Corporate Governance and Nominating Committee, which meets at least once a year. The Corporate Governance and Nominating Committee is composed entirely of independent directors. The Committee is composed of Elaine Ellingham, Michael Pesner and René Marion, all of whom are independent directors. The Corporate Governance and Nominating Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Nominating Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

Audit Committee

The Board has an Audit Committee and at year end it was composed of Michael Pesner, René Marion and Elaine Ellingham, all are independent directors. The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2014, a copy of which is available on SEDAR at www.sedar.com.

Corporate Social Responsibility Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. At year end, 2014, the Environmental, Health and Safety Committee was composed of René Marion, Elaine Ellingham and Greg Chamandy. The Board agreed in order to align with industry standards, the mandate of the Environmental, Health & Safety Committee be broadened to include Corporate Social Responsibility. A new terms of reference and respective charters were developed and approved by the Board. The main purpose of the Corporate Social Responsibility Committee (formerly the Environmental, Health & Safety Committee) is to review, monitor and make recommendations to the Board of Directors in respect of the health and safety, environmental, community, business conduct and human rights policies and activities of the Corporation in order to verify that such policies and activities reflect, and are in accordance with their respective charters.

Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. As part of this process, each director completes a detailed questionnaire which requires them to assess the performance of the Board, which includes a self-evaluation and peer review. The questionnaire requires input on the role, responsibilities and effectiveness of the Board, its membership, the conduct of meetings, and any improvements that could be made to enhance its effectiveness. The results of the evaluations will be reviewed by an independent external lawyer, which will be reporting to the Corporate Governance and Nominating Committee, who reports to the full Board.

15.	OTHER BUSINESS

Management of the Corporation is not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters that may be properly brought before the meeting, other than those identified in the Notice. However, if such amendments, changes, or other matters should be properly brought before the Meeting, the enclosed proxy form confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

16.	ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Corporation is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2014. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A or the Annual Information Form may do so without charge by contacting the Corporation as follows:

By Internet:	www.richmont-mines.com
By e-mail:	info@richmont-mines.com
By phone:	514 397-1410
By fax:	514 397-8620
By mail:	Investor Relations
c/o Jennifer Aitken
Richmont Mines Inc.
1501 McGill College Avenue, Suite 2900
Montreal, Quebec H3A 3M8

17.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Corporation have been approved by the Board of Directors.

Dated this 2nd day of April, 2015.

Mélissa Tardif
Corporate Secretary

Schedule A

RICHMONT MINES INC.

DEFERRED SHARE UNIT PLAN

1.	INTRODUCTION

1.1 Purpose. The Richmont Mines Inc. Deferred Share Unit Plan (the “Plan”) has been established to provide Directors and Senior Officers of Richmont Mines Inc. (the “Corporation”) with the opportunity to acquire deferred share units in order to allow them to participate in the long term success of the Corporation and to promote a greater alignment of interests between its Directors, Senior Officers and shareholders.

1.2 Definitions. For purposes of the Corporation’s Deferred Share Unit Plan:

(a)	“Acknowledgement and Election Form” means a document substantially in the form of Schedule “A”;

(b)	“Affiliate” has the meaning assigned by the Securities Act (Quebec), as amended from time to time;

(c)

“Applicable Laws” means all laws and regulations applicable to the Corporation and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets as have jurisdiction over the affairs of the Corporation;

(d)	“Applicable Withholding Taxes” has the meaning set forth in Section 2.4 of the Plan;

(e)	“Associate” has the meaning assigned by the Securities Act (Quebec), as amended from time to time;

(f)

“Award Date” means in respect of Deferred Share Units awarded as (i) the Director’s Retainer, as contemplated by Section 3, the last day of each of March, June, September and December of a calendar year on which dates the Deferred Share Units shall be deemed to be awarded, in arrears, to a Participant; or (ii) discretionary award as contemplated by Section 4, on such date as the Board determines;

(g)

“Award Market Value” means (i) with respect to any particular Award Date, the volume- weighted average trading price of the Shares for the five (5) trading days immediately preceding the Award Date as reported by the Stock Exchange, and (ii) with respect to any other date in respect of which the calculation of Award Market Value is made, the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding such particular date as reported by the Stock Exchange;

(h)	“Board” means the board of directors of the Corporation;

(i)

“Broker” means a broker, independent from the Corporation, who has been designated by the Corporation as the broker that will purchase Shares on behalf of a Participant in accordance with the Plan and who is a member of the Exchange;

(j)	“Change in Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)

any person, entity or group of persons or entities acting jointly or in concert (the “Acquirer”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquirer or which the Acquirer has the right to vote or in respect of which the Acquirer has the right to direct the voting, would entitle the Acquirer and/or Associates and/or affiliates of the Acquirer to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(iv)

as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in subparagraph 1.2 (j) (i) above, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the directors; or

(v)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent;

(k)

“Committee” means the committee of the Board responsible for recommending to the Board the compensation of the Participants, which at the effective date of the Plan is the HR and Compensation Committee;

(l)	“Corporate Secretary” means the corporate secretary of the Corporation;

(m)

“Corporation” means Richmont Mines Inc. and its successors and assigns, and any reference in the Plan to activities by the Corporation means action by or under the authority of the Board or the Committee;

(n)	“Deferred Share Unit” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Section 5;

(o)	“Director” means any member of the Board;

(p)

“Director’s Retainer” means the basic retainer payable to a Director for service as a member of the Board during a calendar year and, for greater certainty, shall not include, committee chairperson retainers, committee member retainers, Board or committee meeting fees, special remuneration for ad hoc services rendered to the Board or any discretionary grant of Deferred Share Units, if any;

(q)	“Insider” means:

(i)

an insider as defined under Section 1(1) of the Securities Act (Quebec), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

(ii)	an Associate of any person who is an insider by virtue of subparagraph 1.2 (q) (i) above;

(r)	“Participant” means a current or former Director or Senior Officer who has been or is eligible to be credited with Deferred Share Units under the Plan;

(s)	“Plan” means the Richmont Mines Inc. Deferred Share Unit Plan, as amended from time to time;

(t)

“Redemption Dates” means up to two (2) dates for the redemption of Deferred Share Units elected by Participants in a timely manner as described below, provided that in no event shall a Participant be permitted to elect a date which is earlier than the sixtieth (60) day following the Separation Date or later than December 15 of the calendar year following the calendar year in which the Separation Date occurs. If no Redemption Date is elected, or if it is not elected in a timely manner, “Redemption Date” shall mean the first business day following the six-month anniversary of the Separation Date. A Redemption Date shall be deemed to be elected “in a timely manner” if (i) it specifies the percentage of the Deferred Share Units the Participant wishes to have redeemed under Section 5.5 of the Plan on each Redemption Date and the election specifying the first Redemption Date is delivered prior to the Separation Date to the Corporate Secretary in the form prescribed by the Corporation, a copy of which is attached hereto as Schedule “C”, and the election, if any, specifying the second Redemption Date is delivered in writing to the Corporate Secretary prior to the occurrence of the first Redemption Date.

(u)

“Senior Officer” means any one of the President and Chief Executive Officer, the Chief Operating Officer, the Vice-President, Exploration, the Vice-President, Finance or the Vice- President Business Development of the Corporation;

(v)	“Separation Date” means the earliest date on which all three of the following conditions are satisfied:

(i)	the Participant ceases to be a Director or Senior Officer for any reason other than death;

(ii)	the Participant is neither a Director nor a Senior Officer; and

(iii)	the Participant is no longer employed by the Corporation in any capacity.

(w)	“Share” means a common share of the Corporation;

(x)

“Stock Exchange” means the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange at the relevant time, such other stock exchange or over-the-counter market on which the Shares are principally listed or quoted, as the case may be; and

(y)	“Subsidiary” means any related entity to the Corporation, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators.

1.3 Effective Date of the Plan. The effective date of the Plan shall be , 2015. The Board shall review and confirm the terms of the Plan from time to time.

2.	ADMINISTRATION

2.1 Administration of the Plan. The Plan shall be administered by the Board, which shall have full authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make such determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Board in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their legal representatives.

2.2 Delegation. The Board may delegate to any director, officer or employee of the Corporation, including but not limited to the Committee, such of the Board’s duties and powers relating to the Plan as the Board may see fit.

2.3 Determination of Value if Shares Not Publicly Traded. Should the Shares not be publicly traded on the Stock Exchange at the relevant time, such that the Award Market Value cannot be determined in accordance with the formulae set out in the definitions of those terms, such values shall be determined by the Board acting in good faith.

2.4 Taxes and Other Source Deductions. The Corporation shall be authorized to deduct from any amount paid or credited hereunder such minimum amount of taxes and other minimum amounts as it may be required to withhold pursuant to Applicable Laws, in such manner as it determines to be necessary or appropriate (the “Applicable Withholding Taxes”).

2.5 Compliance with Income Tax Act. Notwithstanding the foregoing, all actions of the Board, the Committee and the Corporate Secretary shall be such that this Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision, in order to qualify as a “prescribed plan or arrangement” for the purposes of the definition of a “salary deferral arrangement” contained in subsection 248(1) of the Income Tax Act (Canada).

2.6 No Liability. Neither the Board, the Committee, the Corporate Secretary, nor any officer or employee of the Corporation shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Committee, the Corporate Secretary and such officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The costs and expenses of implementing and administering this Plan shall be borne by the Corporation.

2.7 Eligibility. Deferred Share Units may be awarded under the Plan only to persons who are Directors or Senior Officers on the Award Date.

2.8 Information. As a condition of participating in the Plan, each Participant shall provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

2.9 Currency. Except where expressly provided otherwise all references in the Plan to currency refer to lawful Canadian currency.

3.	PAYMENT OF DIRECTOR’S RETAINER

A Director shall have the right to elect in each calendar year the manner in which the Participant wishes to receive the Director’s Retainer (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary the Acknowledgement and Election Form: (a) in the case of a current Director, by December 31 of such calendar year with such election to apply in respect of the Director’s Retainer for the following calendar year; or (b) in the case of a new Director, within thirty (30) days after the Director’s first election or appointment to the Board with such election to apply in respect of the calendar year in which such Director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which the Participants may receive their Director’s Retainers and every election made by a Participant in his or her Acknowledgement and Election Form shall be subject to such limits once they are set. If the Acknowledgment and Election Form is signed and delivered in accordance with this Section 3, the Corporation shall pay and/or issue the Director’s Retainer for the calendar year in question, as the case may be, to such Director in accordance with such Director’s Acknowledgment and Election Form. If the Acknowledgment and Election Form is not signed and delivered in accordance with this Section 3, the Corporation shall pay the Director’s Retainer in cash. If a Director has signed and delivered an Acknowledgment and Election Form in respect of one calendar year in accordance with this Section 3, but has not subsequently signed and delivered a new Acknowledgment and Election Form in respect of a subsequent calendar year, the Corporation shall continue to pay and/or issue the Director’s Retainer for each subsequent calendar year, if any, in the manner specified in the last Acknowledgment and Election Form that was signed and delivered by the Director in accordance with this Section 3, until such time as the Director signs and delivers a new Acknowledgment and Election Form in accordance with this Section 3.

4.	DISCRETIONARY GRANTS

Subject to vesting, performance criteria, or other terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Deferred Share Units to a Participant.

5.	DEFERRED SHARE UNITS

5.1 Deferred Share Unit Accounts and Vesting

(a)

All Deferred Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Award Date, except where Deferred Share Units have been granted pursuant to Section 4, in which case such Deferred Share Units shall be credited to the Participant’s account according to a vesting schedule or performance criteria recommended by the Committee and approved by the Board at its discretion. Notwithstanding the foregoing, if the Board does not determine a vesting schedule or performance criteria for Deferred Share Units awarded to a Director or Senior Officer, such Deferred Share Units shall vest immediately upon being awarded.

(b)

For administrative purposes, a separate register shall be maintained for each Participant by the Corporation for unvested Deferred Share Units. Unless otherwise determined by the Board, or as otherwise provided in the Plan, such Deferred Share Units shall cease to vest on the Separation Date and any Deferred Share Units which have not vested on the Separation Date shall be cancelled.

(c)	Notwithstanding the foregoing, unless otherwise determined by the Committee or the Board at or after the Award Date:

(i)

any Deferred Share Units outstanding immediately prior to the occurrence of a Change in Control, but which are not then vested, shall become fully vested on the Separation Date if such Separation Date occurs within one (1) year of the occurrence of the Change in Control; and

(ii)

any Deferred Share Units which are credited to a Participant and are outstanding immediately prior to the Separation Date shall become fully vested on the Separation Date if such Separation Date was the result of (i) the termination by the Corporation without cause, or (ii) the resignation, at the request of the Corporation, of such Participant’s position as a Director or Senior Officer and such Participant’s employment with the Corporation, if any.

5.2 Number of Deferred Share Units. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of:

(a)

a Director’s Retainer shall be determined by dividing (I) the amount of the Director’s Retainer to be paid in Deferred Share Units by (ii) the Award Market Value, with fractions computed to three decimal places; and

(b)	a grant under Section 4 shall be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

5.3 Confirmation of Award. Certificates representing Deferred Share Units shall not be issued by the Corporation. Instead, the award of Deferred Share Units to a Participant shall be evidenced by a letter to the Participant from the Corporation in the form attached hereto as Schedule “B”.

5.4 Reporting of Deferred Share Units. Statements of the Deferred Share Unit accounts will be provided to the Participants on an annual basis in January of each year.

5.5 Redemption of Deferred Share Units

(a)

Form of Payment of the Benefit: The Board may, in its absolute discretion, elect one or any combination of the following payment methods for the Deferred Share Units credited to a Participant’s Account on the Participant’s Separation Date:

(i)	issuing Shares to the Participant or the Participant’s beneficiary, as the case may be, in accordance with subsection (b) below;

(ii)	causing a Broker to purchase Shares on the Exchange for the account of the Participant or the Participant’s beneficiary, as the case may be, in accordance with subsection (c) below; or

(iii)	paying cash to the Participant or the Participant’s beneficiary, as the case may be, in accordance with subsection (d) below.

Where the Board does not specify any payment method for the Deferred Share Units credited to a Participant’s Account, the form of payment shall be, in cash as provided in subsection (d) below.

(b)	Payment in the Form of Newly-Issued Shares:

(i)

Subject to the receipt of any necessary shareholder and regulatory approvals, where the Corporation issues Shares from treasury, the number of Shares issued to a Participant on each Redemption Date will be equal to the number of Deferred Share Units credited to the Participant’s Account as at the Separation Date which the Participant has elected to have redeemed on such Redemption Date less the number of Shares that results by dividing the Applicable Withholding Taxes by the Award Market Value as at the particular Redemption Date.

(ii)

Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional Deferred Share Unit credited to the Participant’s Account, the Corporation will pay to such Participant, in lieu of such fractional Share, cash equal to the Award Market Value on the Redemption Date of the fractional Deferred Share Unit, net of Applicable Withholding Taxes.

(c)	Payment in the Form of Shares Purchased on the Exchange:

(i)

Where Shares are purchased on the Exchange to be delivered to the Participant, the Corporation will remit, in cash, to the Broker, the product that results by multiplying (A) the number of Deferred Share Units credited to the Participant’s Account as at the Separation Date which the Participant has elected to have redeemed on such Redemption Date and (B) the Award Market Value on the particular Redemption Date, net of Applicable Withholding Taxes. The Broker will be required to, within (2) two trading days of the Exchange, use the amount to purchase Shares on the Exchange as agent and for the account of the Participant, as the case may be. The actual number of Shares purchased by the Broker will be that number that the Broker is able to purchase with the amount remitted to the Broker.

(ii)

Where the Participant would be entitled to receive a fractional Share in respect of any fractional Deferred Share Unit credited to the Participant’s Account, the Corporation will pay to such Participant, in lieu of such fractional Share, cash equal to the Award Market Value on the Redemption Date of the fractional Deferred Share Unit, net of Applicable Withholding Taxes.

(iii)

Shares purchased by the Broker and any cash remaining from the amount remitted by the Corporation to purchase Shares under this subsection (c) shall be delivered to the Participant within (15) fifteen days of the Redemption Date.

(iv)	The Corporation will pay all brokerage fees and commissions arising in connection with the purchase of Shares by the Broker in accordance with the Plan.

(d)

Payment in the Form of Cash: Where the Board elects to pay the Deferred Share Units in cash, the payment will be equal to the product that results by multiplying (i) the number of Deferred Share Units credited to the Participant’s Account as at the Separation Date which the Participant has elected to have redeemed on such Redemption Date and (ii) the Award Market Value on the particular Redemption Date, net of Applicable Withholding Taxes.

(e)

Timing of Payment: Unless otherwise agreed to by the Participant and the Board, the Corporation will make the payment in cash, Shares, or a combination thereof, as elected by the Board and calculated in accordance with Section 5.5, to the Participant within (15) fifteen days of the Participant’s Redemption Date. If the Participant and the Board agree to an alternate payment date, the payment date must be no later than the last day of the calendar year commencing immediately after the Participant’s Separation Date.

5.6 Death of a Participant. In the event of the death of a Participant, provided that an election of a Redemption Date is not filed with the Corporation in accordance with Section 1.2 (t) of the Plan, the Corporation shall make a payment in cash, issue Shares, cause Shares to be purchased by a Broker or use a combination of such payment methods, as elected by the Board and calculated in accordance with Section5.5, within (15) fifteen days of the Participant’s death or by the last day of the calendar year commencing immediately after the Participant’s Separation Date if earlier, in each case to or for the benefit of the beneficiary of the Participant. If the Participant filed an election of a Redemption Date prior to his death, the cash payment and/or Share issuance or Share purchase shall be made within fifteen (15) days of the Participant’s elected Redemption Date.

5.7 Adjustments

(a)

Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time into a greater number of Shares, all Deferred Share Units outstanding at the time of such subdivision or redivision shall be deemed to have been subdivided or redivided on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(b)

Consolidations: In the event of any consolidation of the Shares at any time into a lesser number of Shares, all Deferred Share Units outstanding at the time of such consolidation shall be deemed to have been consolidated on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(c)

Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time, the Corporation shall thereafter deliver at the time of redemption of any Deferred Share Unit, where the Board elects pursuant to Section 5.5 to redeem such Deferred Share Unit by issuing Shares, the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares for which such Deferred Share Unit is then being redeemed had such Deferred Share Unit been exercised before such reclassification or change.

(d)

Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time which is not otherwise covered in this Section 5.7, or a consolidation, amalgamation or merger of the Corporation with or into any other entity, or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity (a “Reorganization”), each Deferred Share Unit that is outstanding on, and has not been redeemed prior to, the record date or the effective date (as applicable) of such Reorganization, shall entitle the Participant to whom it is credited to receive, upon the redemption of such Deferred Share Unit thereafter where the Board elects pursuant to Section 5.5 to redeem such Deferred Share Unit by issuing Shares, the number of other securities or property of the entity resulting from such Reorganization that the Participant would have been entitled to receive on such Reorganization if, on the record date or the effective date of such Reorganization, such Participant had been the registered holder of the number of Shares to which such Participant would have been entitled had such Deferred Share Unit been redeemed immediately before such record date or effective date.

(e)

Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participant, or in the event that the Board, in good faith, determines that the adjustments prescribed by this Section 5.7 for the actions describe above would not be fair to Participants, the number of Shares issuable upon the redemption of any Deferred Share Unit will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

(f)

If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Deferred Share Units in consequence thereof and the Deferred Share Units shall remain unaffected.

(g)	The adjustment in the number of Shares issuable pursuant to Deferred Share Units provided for in this Section 5.7 shall be cumulative.

(h)

On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Deferred Share Unit (and the Plan) and the exercise price thereof.

5.8 Issuance of Shares

(a)

Compliance with Applicable Laws: No Share shall be delivered under the Plan unless and until the Board has determined that all provisions of Applicable Laws and the requirements of the Stock Exchange have been satisfied. The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

(b)

No Fractional Shares: The Corporation shall not be required to issue fractional Shares on account of the redemption of Deferred Share Units. If any fractional interest in a Share would, except for this provision, be deliverable on the redemption of Deferred Share Units, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Designated Participant or his beneficiary, if applicable, a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Market Value of such Share.

5.9 No Interest. For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under the Plan.

6.	GENERAL

6.1 Amendment, Suspension, or Termination of Plan

(a)

Subject to Sections 6.1 (c) to (e), the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Plan in whole or in part, (ii) amend or discontinue any Deferred Share Units granted under the Plan, and (iii) terminate the Plan, without prior notice to or approval by any Participants or shareholders of the Corporation.

(b)

Any such amendment, suspension, or termination shall not adversely affect the Deferred Share Units previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

(c)

No modification or amendment to the following provisions of the Plan shall be effective unless and until the Corporation has obtained the approval of the shareholders of the Corporation in accordance with the rules and policies of the Stock Exchange:

(i)	the number of Shares reserved for issuance under the Plan;

(ii)	the definition of “Participant” or the eligibility requirements for participating in the Plan, where such amendment would have the potential of broadening or increasing Insider participation;

(iii)	the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired;

(iv)	the terms of this Section 6.1.

(d)

No amendment, suspension or discontinuance of the Plan or of any granted Deferred Share Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

(e)

If the Board terminates the Plan, no new Deferred Share Units (other than Deferred Share Units that have been granted but vest subsequently pursuant to Section 5.1) will be credited to the account of a Participant, but previously credited (and subsequently vesting) Deferred Share Units shall be redeemed in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all Deferred Share Units recorded in the Participant’s account. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Deferred Share Units granted under the Plan prior to the date of such termination.

6.2 Compliance with Laws

(a)

The administration of the Plan, including the Corporation’s issuance of any Deferred Share Units or its obligation to make any payments or issuances of securities in respect thereof, shall be subject to and made in conformity with all Applicable Laws.

(b)

Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c)

In the event that the Committee recommends and the Board, after consultation with the Corporation’s Chief Financial Officer and external auditors, determines that it is not feasible or desirable to honour an election in favour of Deferred Share Units or to honour any other provision of the Plan (other than the Redemption Date) under generally accepted accounting principles as applied to the Plan and the accounts established under the Plan for each Participant, the Committee shall recommend and the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Corporation’s Chief Financial Officer and external auditors, are required in order to avoid adverse accounting consequences to the Corporation with respect to the Plan and the accounts established under the Plan for each Participant, and the Corporation’s obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine.

6.3 Reorganization of the Corporation. The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

6.4 General Restrictions and Assignment

(a)

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

(b)	The rights and obligations of the Corporation under the Plan may be assigned by the Corporation to a successor in the business of the Corporation.

6.5 No Right to Service. Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued appointment as a Director or as a Senior Officer, continued employment with the Corporation and shall not interfere with any right of the shareholders of the Corporation to remove any Participant as a Director or any right of the Corporation to terminate a Senior Officer’s office or employment with the Corporation at any time.

6.6 No Shareholder Rights. Deferred Share Units are not Shares and under no circumstances shall Deferred Share Units be considered Shares. Deferred Share Units shall not entitle any Participant any rights attaching to the ownership of Shares, including, without limitation, voting rights, dividend entitlement or rights on liquidation, nor shall any Participant be considered the owner of the Shares by virtue of the award of Deferred Share Units.

6.7 Units Non-Transferable. Deferred Share Units are non-transferable (except to a Participant’s estate as provided in the Plan).

6.8 Unfunded and Unsecured Plan. The Corporation shall not be required to fund, or otherwise segregate assets to be used for required payments under the Plan. Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Corporation.

6.9 No Other Benefit. No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

6.10 Governing Law. The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Quebec and the laws of Canada applicable therein, without regard to principles of conflict of laws.

6.11 Interpretation. In this text, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

6.12 Severability. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

7.	LIMITATIONS ON SHARES TO BE ISSUED

7.1 Maximum Number of Shares Issuable. The maximum number of Shares which may be reserved for issuance to Insiders under the Plan and all other Share Compensation Plans collectively shall be 10% of the Shares outstanding at the time of the grant (on a non-diluted basis). The maximum number of Shares which may be issued to Insiders under the Plan and all other Share Compensation Plans collectively within a one-year period shall be 10% of the Shares outstanding at the time of the issuance (on a non-diluted basis). Any increase in the Shares reserved shall be subject to the approval of the shareholders of the Corporation in accordance with the rules of the Exchange.

APPROVED by the Board of Richmont Mines Inc. on •, 2015.

A-1

SCHEDULE "A"

RICHMONT MINES INC.

DEFERRED SHARE UNIT PLAN

THIS ACKNOWLEDGEMENT AND ELECTION FORM MUST BE RETURNED TO RICHMONT MINES INC. (THE “CORPORATION”) (AT THE FOLLOWING FAX NUMBER: (416) BY 5:00 P.M. (EASTERN TIME)) BEFORE DECEMBER 31, 20 . [FOR NEW PARTICIPANTS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE]

ACKNOWLEDGEMENT AND ELECTION FORM

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Richmont Mines Inc.

Part A: General

I, ____________________, acknowledge that:

1.	I have received and reviewed a copy of the Richmont Mines Inc. Deferred Share Unit Plan (the “Plan”) and agree to be bound by it.

2.

The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

3.

I will be liable for income tax when Deferred Share Units vest or are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of Applicable Withholding Taxes (including, without limitation, applicable source deductions). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

4.

No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5.

I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

A-2

6.	I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

7.	I understand that:

(a)	All capitalized terms shall have the meanings attributed to them under the Plan;

(b)	All cash payments, if any, will be net of any Applicable Withholding Taxes; and

(c)

If I am a Director and I resign or am removed from the Board or if I am a Senior Officer and I cease to be employed by the Corporation, unless otherwise determined by the Board, I will forfeit any Deferred Share Units which have not yet vested on such date, as set out in detail in the Plan.

Part B: Director’s Retainer

8.	I am a Director and I hereby elect irrevocably to have my Director’s Retainer for the 20• calendar year payable as follows:

(a)	____ % in Deferred Share Units; and

(b)	____ % in cash.

The total amount of A and B must equal 100%. You must elect in increments of 10% under A and B. The percentage allocated to Deferred Share Units may be limited by the Board of Directors of Richmont Mines Inc. at its discretion.

DATED this _____ day of ______________________, 20•.

Participant Signature

Participant Name (please print)

Date

B-1

SCHEDULE “B”

RICHMONT MINES INC.

DEFERRED SHARE UNIT PLAN

CONFIRMATION OF AWARD OF DEFERRED SHARE UNITS

Personal & Confidential

[Date]

[Name of Director or Senior Officer]

Dear [Name]:

[If the Participant is Director who has made an election: This is to confirm that for the • calendar year you have elected to receive Deferred Share Units (“DSUs”) in lieu of receiving •% of your Director’s Retainer for such calendar year in cash]

We are pleased to advise you that [number] DSUs have been awarded to you at the discretion of the Board of Directors of Richmont Mines Inc. pursuant to the Deferred Share Unit Plan (the “Plan”) and will be credited to your account in accordance with the following vesting schedule:		Number of DSUs

[Vesting Date]	[Number of Deferred Share Units Vested]
[Vesting Date]	[Number of Deferred Share Units Vested]
[Vesting Date]	[Number of Deferred Share Units Vested]
[Vesting Date]	[Number of Deferred Share Units Vested]

RICHMONT MINES INC.

By:
Name:
Title:

C-1

SCHEDULE “C”

RICHMONT MINES INC.

DEFERRED SHARE UNIT PLAN

REDEMPTION DATE ELECTION FORM

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Richmont Mines Inc.

I hereby advise the Corporation that I desire the Corporation to redeem the Deferred Share Units credited to my account under the Plan on the date or dates set forth below [Insert at least the First Redemption Date; the Second Redemption Date may be chosen by delivering a second notice in this form at any time prior to the First Redemption Date. No Redemption Date may be earlier than the sixtieth (60th) day following the Separation Date or later than December 15 of the calendar year following the calendar year in which the Separation Date occurs.]:

1.	_____% on _________________________ (the “First Redemption Date”); and

2.	_____% on _________________________ (the “Second Redemption Date”).

Participant Signature

Participant Name (please print)

Date

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